Form 20-F
period 2002-07-31
SILENT WITNESS ENTERPRISES LTD
filed 2002-11-07
CIK 922932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: July 31, 2002

Commission File Number: 0-24088

SILENT WITNESS ENTERPRISES LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

6554 – 176 Street
Surrey, British Columbia, Canada V3C 4G5
(Address of principal executive offices, including zip code)

(800) 877-2407
(Registrant’s telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
8,012,441 shares of Common Stock

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the last ninety days. Yes [x] No [  ]

Indicate by check mark which financial market item the registrant has elected to follow:

[x] Item 17      [   ]Item 18

Forward Looking Statements

     This Annual Report of Silent Witness Enterprises Ltd. (“We”, the “Company” or “Silent Witness”), including the documents attached or incorporated by reference, contains projections and forward-looking statements regarding future events. When used in this Report, the words “believes,” “anticipates,” “expects,” and similar expressions identify forward-looking statements. Those statements are subject to risks and uncertainties which could cause our actual results to differ materially from those projected. Operating results are affected by a wide variety of factors that could materially and adversely affect our actual results, including:

•	competition;

•	general economic conditions;

•	our dependence on significant customers, suppliers, licensees and personnel;

•	revenues from and the costs associated with development contracts;

•	changes in technology;

•	our ability to manage growth and to integrate acquisitions;

•	actions by governmental authorities; and

•	foreign currency.

Material fluctuations in our operating results may occur on a quarterly or annual basis. This could materially and adversely affect our business, financial condition and stock price. Except in the normal course of our ongoing disclosure practices or as required by law, we do not publicly release revisions to our forward-looking statements, whether to reflect subsequent events or circumstances or unanticipated events. An investment in our shares involves risks, including those mentioned above, and under the headings “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in other filings we make from time to time with the U.S. Securities and Exchange Commission and Canadian Securities regulatory bodies.

PART I

Item 1 Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2 Offer Statistics and Expected Timetable

     Not applicable.

Item 3 Key Information

     All financial information contained in this report is stated in Canadian dollars unless otherwise indicated.

Selected Financial Data

     Selected financial results for the periods indicated are given below. This selected financial data is taken from our annual audited financial statements included with this Annual Report or previously filed by us. You should read this selected financial data along with those financial statements.

     Our financial statements and selected financial data set out in Table 1 have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, in our case is the same in all material respects for the periods presented with United States GAAP, except as discussed in the footnotes to those financial statements. Table No. 2 presents selected financial data reconciled to U.S. GAAP. Under U.S. GAAP, stock-based compensation involving stock options and share appreciation rights are reflected. During Fiscal 2002, 2001, 2000, and 1999, such compensation was $0, $221,300, $15,700, and $17,038, respectively.

Table No. 1
Selected Annual Audited Consolidated Financial Data
(CDN$ in (1)000s, except per share data)
(Canadian GAAP)

	Year	Year	Year	Year	Year
	Ended 7/31/02	Ended 7/31/01	Ended 7/31/00	Ended 7/31/99	Ended 7/31/98

Revenue	$57,954	$40,041	$39,877	$33,820	$21,690
Income from Operations	1,697	7,635	8,254	7,083	3,532
Net Income	1,104	5,297	5,090	4,379	2,222
Earnings per Share(1)	0.16	0.86	0.80	0.71	0.41
Wgt.Avg.No.Shares(Basic)	7,047	6,184	6,380	6,155	5,446
Dividends on Common Shares	0.00	0.00	0.00	0.00	0.00
Working Capital	22,437	15,442	13,361	10,070	6,533
Due from Related Parties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholders’ Equity	35,493	20,870	16,773	12,372	7,512
Total Assets	43,779	25,170	21,204	20,147	11,548

(1)	Diluted Earnings per share was $0.15, $0.80, $0.75 and $0.66 for Fiscal 2002, 2001, 2000 and Fiscal 1999, respectively.

Table No. 2
Selected Financial Data
(CDN$ in 000s, except per share data)
(U.S. GAAP)

	Year	Year	Year	Year	Year
	7/31/02	7/31/01	7/31/00	7/31/99	7/31/98

Net Income	$1,104	$5,075	$5,075	$4,362	$2,207
Basic EPS	0.16	0.82	0.80	0.71	0.41
Wgt Avg No. Shares (Basic)	7,047	6,184	6,380	6,156	5,446
Diluted EPS	0.15	0.77	0.75	0.65	0.38
Wgt Avg No. Shares (Diluted)	7,451	6,582	6,797	6,659	5,753
Shareholders’ Equity	35,493	20,870	16,773	12,372	7,512
Total Assets	43,779	25,170	21,204	20,147	11,548

     Table 3 below gives a summary of certain financial information for the eight quarterly periods ending July 31, 2002.

Table No. 3
Summary Quarterly Consolidated Financial Information
(CDN$ in ‘000s, except per share data)
(Canadian GAAP)

	Fiscal 2002				Fiscal 2001

Quarter ended	October	January	April	July	October	January	April	July

Revenue	$14,134	$14,297	$14,361	$15,162	$11,179	$10,307	$8,980	$9,575
Net Income	207	(303)	515	685	1,553	1,372	1,126	1,246
Basic EPS	0.03	(0.04)	0.08	0.09	0.25	0.22	0.19	0.20

Exchange Rate Information

     The following table gives, for each of the periods indicated, the high and low rates of exchange of one United States dollar into Canadian dollars, the average of the month-end exchange rates during each such period and rate at the end of the period. These rates are for cable transfers in New York City payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange rate as at July 31, 2002 was $1.58 and at October 29, 2002 was $1.56.

Month Ended	Average	High	Low	Close

July 2002	1.55	1.59	1.51	1.58
June 2002	1.53	1.55	1.51	1.52
May 2002	1.55	1.57	1.53	1.53
April 2002	1.58	1.60	1.56	1.57
March 2002	1.59	1.59	1.58	1.59
February 2002	1.60	1.61	1.59	1.60

Fiscal Year Ended
July 31,	Average	High	Low	Close

2002	1.57	1.61	1.51	1.58
2001	1.52	1.58	1.47	1.53
2000	1.47	1.51	1.44	1.49
1999	1.51	1.58	1.45	1.51
1998	1.43	1.51	1.38	1.51

Risk Factors

     You should consider carefully the following risks and other information included in this Annual Report. We are, from time to time, subject to a variety of risks in the nature of our business or markets which, if events adverse to us were to occur, could have a material impact on our business, financial condition, results of operations or prospects. While we have attempted to identify the primary known risks that are material to our business, additional risks that we have not yet identified or that we currently think are immaterial may also impair our business operations. The trading price of our shares could decline due to any of these risks. In assessing these risks, you should also refer to the other information in this Annual Report, including the financial statements and related notes.

We Face Intense Competition in Our Markets.

     The security surveillance market is intensely competitive, and we expect competition to increase in the future. We cannot guarantee that we will compete successfully against our current or potential competitors, especially those with significantly greater financial resources or brand name recognition. Our chief competitors generally for our primary products, closed circuit television (“CCTV”) and related products and systems include Ademco (a subsidiary of Tyco International Inc.), G.E. Interlogics (subsidiary of General Electric Company) Sony Corporation, Bosch Telecom, Checkpoint Systems, Inc., Matsushita Corporation (Panasonic), Vicon Industries, Inc., Honeywell International Inc. and the Pelco Sales Company. In the market for products and services which compete with CCTV, competitors offering access control or other forms of security systems include Sensormatic Electronics Corp., Bosch Telecom, Panasonic, Pelco, Card Key, Inc., Detection Systems Inc. and Northern Computer. Many of these competitors are much larger than we are in terms of production volume, sales, capitalization or access to capital. Many of our competitors are also divisions or subsidiaries of larger enterprises, many of which also focus on the manufacture and sale of components or mass-market products.

     Some of the firms we purchase components from, including cameras, micro-electronics and lenses, are direct or indirect competitors. Our ability to compete may be adversely affected were those suppliers to restrict the supply or increase the cost of the components sold to us, develop products in competition with us or form collaborative efforts with our other competitors.

     The security surveillance industry is characterized by continuous technological advances, frequent new product introductions and enhancements, declining market prices for certain component parts and products and competing or overlapping systems and technology. In order for us to maintain a competitive advantage, we will need to effectively compete through aggressive marketing, competitive pricing, an attractive product of features and superior customer/product service. Our business strategy emphasizes the design, development and commercialization of new CCTV and related products and enhancement of existing products. There can be no assurance that we will be able to continue to develop products that may be sold profitably or gain satisfactory market share. Our inability to compete effectively in our market could have a material adverse effect on our operations and financial condition.

We May Not Be Successful or Maintain Profitability

     We began operations in 1996 and we operate in a rapidly evolving market and must, among other things:

•	respond to competitive development;

•	continue to upgrade and expand our product and services offerings; and

•	continue to attract, retain and motivate our employees.

     We cannot be certain that we will successfully address these risks or that we will be able to continue to operate profitably in the future.

Our Future Operating Results Will Likely Fluctuate Significantly

     As a result of our limited operating history and the nature of the markets in which we operate, we cannot predict our future revenues and operating results. We expect our future revenues and operating results to fluctuate due to a combination of factors, including:

•	our customer’s fiscal budget deadlines and schedules for installation purposes;

•	our ability to develop new and enhanced products and services;

•	foreign currency exchange rates that affect our operations;

•	product and price competition in our markets; and

•	general economic conditions, both domestically and in our foreign markets.

     We have increasingly focused our efforts on camera solutions and associated or integrated devices which are designed for the needs of particular market segments. We cannot predict our operating expenses based on our past results. Instead, we establish our spending levels based in large part on our expected future revenues. As a result, if our actual revenues in any future period fall below our expectations, our operating results likely may be adversely affected.

We May Have Future Capital Requirement and We May Not Be Able To Obtain Financing On Favorable Terms, If At All.

     We believe that our cash reserves and cash flows from operations will be adequate to fund our present operations in the immediate future. At the end of Fiscal 2002, we had no outstanding long term debt and available unused credit under our existing bank lines of credit.

     If we experience a period during which we are not profitable or if we decide to make a significant capital expenditure or acquisition, we may need to access our existing bank lines or raise funds through some other means.

     While we presently have access to secured financing, many companies in the security surveillance market have at times experienced difficulty raising additional financing. When needed, sufficient additional financing may not be available to us on favorable terms or at all. Even if additional financing is available, we may be required to obtain the consent of our shareholders. If additional financing is not available to us we may need to change our business plans, which may preclude us from pursuing certain business opportunities, selling assets or the sale or merger of the Company. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of the Company.

We Are Dependent Upon Sales Made To Our Significant Customers.

     Our five largest customers accounted for a total of approximately 28% and 35% of our sales in Fiscal 2002 and 2001, respectively. A significant reduction in purchases by any of our largest customers could have a material adverse effect on our business, financial condition or results of operations. These customers are leaders in their respective regions and we have good relations with them. We continue to look at ways to reduce our reliance on significant customers.

We Are Dependent Upon Our Third Party Suppliers.

     We purchase a number of products and components from third party suppliers, including Sony, Panasonic, Sharp, Zoran Corp. and Mintron Electronics Inc. These manufactures may be the sole supplier of certain components on which some of our products have been developed. We do not have any long-term agreements with any of these suppliers. We have avoided long-term supply contracts due to continuing rapid changes in technology. While we have, from time to time, experienced shortages of certain components, those shortages to date have not had a material adverse effect on our operating results. An inability to obtain adequate supplies of certain components could delay our ability to ship certain products, which could have a material adverse effect on our business, financial condition and results of operation.

We Have Experienced Significant Internal Growth And Expect To Experience Additional Growth, Which We May Have Difficulty Managing.

     We have experienced significant internal growth over the last several years and made several acquisitions of other businesses. We intend to continue to investigate the acquisitions of other technologies or companies to further our growth. Our ability to continue our rate of growth will depend on a number of factors, including the availability of working capital, existing and emerging competition, our ability to maintain sufficient profit margins, to recruit and train additional qualified personnel and to identify and successfully integrate acquisitions.

Certain Risks Associated With International Trade Could Have An Adverse Effect On Our Business.

     Because a significant portion of our purchases and sales are made internationally, we are subject to numerous risks, including labor strikes, shipping delays, political or economic instability, and import duties and trade restrictions. Any of these events or a combination of any of these events could have a material adverse effect on our business.

Since A Majority Of Our Sales And Purchases Are Made In U.S. Dollars, Our Operating Results May Be Subject To Exchange Rate Fluctuations.

     The majority of our purchases and sales are denominated in U.S. dollars while at the same time certain of our expenses and financial results are incurred or reported in Canadian currency. Our inability to denominate our purchases and sales in a single currency or our inability to hedge or off-set any unfavourable exchange rate fluctuation could have a material adverse effect on our operating results. We do not currently engage in an active currency hedging program, but may do so in the future.

We Depend On Our Management and Key Personnel For Successful Operation of Our Business.

     Our success depends on the skills, experience and performance of our senior management and other key personnel. Our key personnel include R.K. (Rob) Bakshi, our Chairman, Chief Executive Officer and President, Opinder (Tom) Gill, our Chief Operating Officer, and Michael K. Longinotti, our Chief Financial Officer. We do not have formal employment agreements with any of these individuals. In addition, our ability to continue to grow and profit will depend significantly on the expertise and services of our existing management and key personnel and employees. Our inability to retain those people could have a material adverse effect on our operations and financial condition. In addition, our success will depend upon our ability to recruit and retain qualified personnel, including engineering personnel.

Intellectual Property and Changes in Technology.

     Our ability to compete effectively in the security surveillance industry will depend, in part, on our ability to utilize and protect our intellectual property and to gain access to other useful technology. There can be no assurance that the steps we take to protect our intellectual property will be adequate or that others will not develop competitive technology or products or that we will gain access to other useful technology. Given the significant advances in technology, there is no assurance that our products will not be rendered obsolete or unprofitable by technological changes.

We May Be Subject To Product Liability Claims That Exceed Our Insurance Coverage.

     We may be subject to a claim by end users alleging that they have suffered damage because our product did not perform properly or arising out of an event that our products were designed to detect. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we expect to be subject to product liability claims in the ordinary course of our business and we carry a limited amount of product liability insurance for this purpose. However, a judgment or settlement in excess of available insurance could have a material adverse effect on our financial condition and results of the operations.

Our Stock Price May Be Volatile.

     The stock market in general can be extremely volatile, which has often been unrelated to the operating performance of any particular company or companies, including ours. Our stock price could be subject to wide fluctuations in response to factors such as the following:

•	actual or anticipated variations in our results of operations;

•	the addition or loss of customers;

•	announcements of technological innovations, new products or services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in the security industry;

•	changes in the market valuations of other security surveillance companies;

•	our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	general market conditions; and

•	other events or factors, many of which are beyond our control.

     In addition, stock markets have experienced extreme price and volume fluctuations, in particular the market prices of securities of technology-related companies.

Item 4. Information on the Company

History and Development of the Company

     Silent Witness Enterprises Ltd. was incorporated under the Company Act (British Columbia) on July 31, 1986 as 312777 B.C. Ltd. We changed our name to “Silent Witness Enterprises Ltd.” on October 29, 1986.

     The authorized capital of the Company consists of 100 million Common Shares without par value and 10,000,000 Preferred Shares, without par value, issuable in series. As of July 31, 2002, our most recently completed Fiscal year, there were 8,012,441 Common Shares and no Preferred Shares issued and outstanding. As of July 31, 2002, we held 365,500 of our Common Shares which we previously purchased under a Normal Course Issuer Bid, leaving 7,646,941 held by our remaining shareholders.

     Our head and principal office is located at 6554 – 176 Street, Surrey, British Columbia, V3S 4G5 (telephone: 604-574-1526). Our registered and records office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2.

     We have grown rapidly with sales increasing from $8,321,174 for the Fiscal year ended July 31, 1996 to $57,954,000 for the Fiscal year ended July 31, 2002.

     Our Common Shares trade on The Toronto Stock Exchange under the symbol “SWE” and on the NASDAQ SmallCap System under the symbol “SILW”.

Recent Acquisitions, Divestitures and Strategic Alliances

     In May, 2000, we acquired for approximately $1.9 million, the Micro Imaging Devices product line from Welch Allyn, Inc. a world leader in the production of medical and dental diagnostic equipment. The MID product line incorporates CMOS (Complementary Metal Oxide Semiconductor) camera chips, an alternative to the traditional CCD (Charge-Coupled Device) chips. CMOS chips enable the entire range of analog and digital circuitry to be integrated onto a single die with fewer attendant external components. The benefits to using this technology are smaller and less expensive cameras that draw less power and produce less heat and can operate within a wider range of hot and cold temperatures. The MID division products were integrated into our product line to allow us to develop enhanced digital camera solutions at significantly reduced price points.

     In 2000, we embarked on an expansion into the an original equipment manufacturing (“OEM”) market. Our OEM division intends to expand our penetration of the security and surveillance markets and broaden exploitation of our technology into other markets. We have developed and plan to develop OEM opportunities by forming strategic partnerships, joint ventures or other alliances that combine our camera technology with the products or technology of our partners or to develop new products for markets identified or served by our partners.

     In November, 2000 we concluded an agreement with The Stanley Works for the joint development and manufacturing of a digital video sensor system for automatic doors for installation in commercial, industrial and institutional markets in North America. The Stanley Works is a worldwide supplier of doors, access technology and other products. Under this agreement, we developed and now manufacture an optical appliance that integrates with and improves upon the current automatic sliding door opening devices in use in large industrial and commercial sites. This system provides increased safety and security while presenting a cost effective, multi-function access product for end users in those markets. The product development was jointly funded and the first product shipment occurred in the second quarter of Fiscal 2002. We are currently working with The Stanley Works to develop other products for automatic door operations.

     In May, 2001, we entered into a licensing agreement with SmartSight Networks Inc. (formerly ComLink Group Inc.) for the licensing of technology for an audio and streaming video software application. SmartSight is headquartered in Montreal, Quebec and develops and manufactures sophisticated wireless digital video, audio and data products for the telecommunications, security and remote monitoring markets. We also entered into a two year OEM agreement with SmartSight in May, 2001 relating to the resale of any SmartSight products. During Fiscal 2001, we invested approximately $1.4 million for a 15% equity interest in SmartSight to fund the joint product development. In addition, Mr. Rob Bakshi, President and Chief Executive Officer of the Company, was appointed to the Board of Directors of SmartSight. We are continuing to evaluate our alternatives with respect to our relationship with and investment in SmartSight.

     In April 2001, we acquired for approximately US$ 1.3 million, the Pan/Tilt/Zoom (PTZ) camera product line of Gyyr, Inc. This acquisition reduced our time to market to develop such a product, complemented our existing line of CCTV cameras and allowed us to broaden our customer base and sales channels in Europe and North America.

     Effective September, 2001, we purchased for approximately $15.5 million substantially all of the CCTV and related products including analog and digital recording technologies, multiplexers and quadsplitters of Gyyr, Inc. The addition of these products allowed us to design complete security solutions for our customers including camera, transmission, display and storage of video images. This acquisition also broadened our distribution channels. Gyyr had traditionally sold approximately 80% of its products through security systems integrators, whereas we have historically sold the majority of our CCTV products through distributors. Financial institutions have been a significant end user of the storage products acquired as part of this transaction, a group of end users we have not traditionally served.

     The acquisition of these assets from Gyyr was financed with cash on hand, the assumption of US$1,000,000 of liabilities, and a CDN$12,000,000 acquisition loan arranged under a credit agreement with a Canadian chartered bank.

     As part of the acquisition and to facilitate the integration of the purchased assets, we entered into a Transitional Services Agreement whereby Gyyr Inc. and its’ parent company, Odetics Inc., provided sales and marketing, manufacturing and inventory management, technical service, administration, research and development and the use of their premises. We paid US$1.2 million, over a 90 day period beginning September 12, 2001, plus reimbursements of actual costs for those services and facilities. During the transitional period, we relocated all product assembly, procurement shipping and technical service to our head office in Surrey, British Columbia. We relocated and now operate our U.S. sales and certain research and development activities from facilities in Irvine, California, U.S.A.

     In October, 2001, we completed a private placement of 465,117 Special Warrant Units at a price of $32.25 per Special Warrant Unit for gross proceeds of $15,000,023. Each Special Warrant Unit consisted of two Series A Special Warrants and one Series B Special Warrant. Each Special Warrant is exercisable without payment of any additional consideration for one Common Share and one-half of one Share Purchase Warrant. Each of these Special Warrants were subsequently exchanged for Common Shares. Each whole Share Purchase Warrant is exercisable until April 25, 2003 and entitles the holder, on exercise, to acquire one Common Share at a price of $13.25.

     The proceeds from the above offering was used to repay the indebtedness incurred in connection with the acquisition of the CCTV and related assets from Gyyr, Inc. and the balance used for working capital purposes.

Business Overview

     We are a leading provider to the worldwide security surveillance market. We design, manufacture, market and service products for certain segments of that market, primarily closed circuit television (“CCTV”) cameras, digital storage devices and related products for the industrial and institutional markets and mobile CCTV products for the school bus and transit markets.

The Security Surveillance Market

     The security surveillance and monitoring market is a large and fragmented international market. A large number of firms may be involved in one or more of designing, manufacturing, selling and installing equipment for use in this market. That equipment may include any or all of:

•	electronic and micro-electronic components;

•	cameras, lens and housings and microphones;

•	transmission cable, transmitters or other communications devices, switches and multiplexors, alarms, alarm systems, motion detectors, access control mechanisms;

•	display monitors;

•	analog or digital storage devices for video images or sounds; and

•	computer consoles for the control of system components or manipulation of the images retrieved.

     A number of companies, including us, design and manufacture products which integrate components from or are compatible with those manufactured by others. Some component manufacturers, system designers or integrators may also compete in the installation, monitoring, service and repair of CCTV systems. As such, the security surveillance and monitoring market is characterized by many layers of manufacturing and services firms addressing the very broad and diverse needs within that market.

     We operate primarily in the CCTV camera and storage segment of the security surveillance market. CCTV products generally incorporate a camera located in the area under surveillance, the images from which are then transmitted and monitored on a television console or recorded for subsequent playback. Cameras may be located in specially designed enclosures or housings to architecturally or aesthetically suit its installation and protect them from environmental conditions, dirt, dust or vandalism and tampering. Cameras may also be designed to be activated on sensing motion or an alarm input or to operate in low light or darkness. In certain installations, an audio pickup or microphone may also be included. The camera components may be designed to provide a fixed image or to pan, tilt or zoom (“PTZ”) in the area under observation and may be remotely controlled to provide the desired view. The images from the camera may be transmitted for simultaneous monitoring or recorded on a continuous or a time frame basis for subsequent playback, manipulation or storage.

     CCTV installations can range from simple systems consisting of a single camera and a monitoring or recording device to large installations involving hundreds of cameras of different varieties, the transmission of video images or sound through switching networks or multiplexors to a central monitoring or recording centre and the use and manipulation of those images or recordings.

     Companies, governments, institutions and others have found that security surveillance and monitoring can provide a cost effective means to detect and deter crime or vandalism. CCTV can also be used in such places as warehouses or loading docks to monitor inventory flow or to reduce inventory shrinkage or shipping damage. Apart from the protection of property, companies can use CCTV to improve personnel safety and security and to reduce false liability claims. In addition to security applications, CCTV applications have expanded into a variety of other areas where businesses or organizations want to closely or continuously monitor some form of activity for example, manufacturing processes or controls and may be used in assisting in assembly.

Our Customers

     The principal end users of our CCTV products are:

•	Industrial – for the monitoring of manufacturing, warehouse, distribution and other facilities, shipping and receiving, traffic flow, personnel and inventory control.

•	Institutional and Governmental – generally large installations for monitoring vehicular or personnel in schools, airports, government buildings, correctional facilities, hospitals, parking areas and recreation areas.

•	Retail, Financial Services and Merchandising – a wide variety of systems for small to large hotels, casinos, banks, retail stores, home centres, supermarkets, drug stores and malls.

•	Mobile – for onsite monitoring or recording in mass transit vehicles, school buses and taxi, police, ambulatory and emergency vehicles.

•	Consumer – for private homes, condominiums, apartments and other dwellings.

     Our strategy has been to focus on the camera and digital storage segment of the CCTV security surveillance market, particularly in the industrial, institutional, and governmental and mobile markets. We have not and do not presently plan to develop or sell products for the retail market. We believe that there are profitable and growing opportunities available to us by focussing on and providing superior products to these market niches.

     According to a 2001 study by J.P. Freeman Management Services Consultants, CCTV/video surveillance factory revenues (namely the revenue to manufacturers such as us) reached $1 billion in 2000, and are expected to rise by 80% by 2005. In 2001, growth was forecast by Freeman at an average of 12% per year, but may be affected in any one year by general economic conditions. Factory revenues in 2000 for cameras was estimated at $278 million and is expected to grow by 28% to 31% per year through 2005.

     Freeman expects the camera business to be the strongest category in the industry because of advances in technology which allows for networked “smart” and wireless cameras. Aside from general concerns regarding crime, vandalism, personal safety and security, this growth is also being fuelled by advances in digital and micro-electronics technology, rising user demand, non-security applications, the Internet and lower product and communication costs.

     In a 2002 report published by Frost and Sullivan, which conducts syndicated research on a variety of industries, worldwide revenues for 2002 was estimated at US$3.54 billion for CCTV surveillance applications and is expected by them to grow through 2008 at an average compound growth rate of 14.7% per year.

     The advent of digital technology has substantially changed the price/performance characteristics within the CCTV market. Manufacturers of semi-conductor and other micro-electronics have been able to produce products of continuing miniaturization, with higher levels of environmental endurance and tolerance and greater reliability. These components are mass produced with increasingly fast production cycles and often decreasing costs. For example, several years ago the preferred medium of storage for CCTV images was on video cassette recorder (“VCR”) tapes. With the advances in digital technology, images can now be stored on computer systems or non-volatile computer memory (for example, computer hard drives or servers) and, through the use of specialized software, can be retrieved and manipulated in many ways. The advancements in communication and the Internet are also assisting in the development of the CCTV market. For example, historically a signal from a camera would be transmitted through a dedicated “twisted pair” or coaxial cable. Today, fibre optic or radio frequency (wireless) transmission is common. Digital signals may also be relayed over a customer’s existing telephone lines or be accessed through the Internet. Given these industry trends, CCTV systems are becoming more affordable and offer higher levels of functionality and versatility, making them attractive to traditional uses and expanding opportunities in other markets.

     We have been able to capitalize on this decreasing price and increasing performance and functionality by developing products for the security surveillance market segments we serve. We believe that the pace of development is likely to continue and will fuel both an increase in the complexity and functionality of products and a broadening of the use of CCTV both in the existing security market and in other applications. We intend to be a leader in integrated solutions, design, manufacturing and marketing of CCTV cameras and related products in this expanding market.

     We consider our strength is our ability to bundle cameras, lens, enclosures, mounting and transmission interfaces, multiplexers, and storage devices to provide users with a bundled or “plug and play” solution. Our products appeal to small installations or as an integral part of larger, more complex systems or as part of a system alongside products provided by others. We have developed internal expertise and continue to form external alliances to take advantage of the shift from analog cameras to “smart” digital cameras and to vertically expand our product offering into the storage of retrieved images.

Our Business Strategy

     The security surveillance market is very large and is serviced by a large group of manufacturers and suppliers. We have determined that our best strategy for addressing this market is to identify certain niches where our products, service, technical expertise or innovation give us an advantage over our competitors. To this end, we have pursued a strategy of focussing on cameras and associated video storage solutions largely for the industrial and institutional markets, and on mobile products for the school bus, taxi and transit markets.

     Our business strategy encompasses the following features:

•	Customer-Focused Product Development. By working closely with end users, security systems dealers and systems integrators, our skilled product development engineering and sales staff are continually addressing ways to provide innovative solutions to address the needs of particular customers in the niche markets we serve. We believe that by doing so, our products will gain greater acceptance in the general security surveillance market.

•	Branding the Silent Witness Name. We are continuing to strategically focus on the branding of the Silent Witness name. Our goal is to have our name synonymous with quality, customer service and innovative products. We believe that by establishing a unique brand identity, we will be better able to differentiate ourself in a crowded marketplace.

•	Focused Sales and Marketing on Select Markets. Our strategy is not to provide a broad range of products and services for all aspects of the surveillance market but to focus on camera solutions and associated or integrated devices which are designed for the needs of particular market segments.

•	Strong Price to Value/Functionality. Our products are designed to provide superior technological functionality and flexibility at an attractive price.

•	Manufacturing Flexibility. We do not aim to be a manufacturer of all of the components and parts incorporated in our products. Rather, we outsource significant portions of our manufacturing and incorporate components which are purchased “off-the-shelf” from, or which are manufactured to our specifications by others. Although we may out-source and use contract manufacturers for many components, we continue to maintain control over final assembly, quality control and servicing of our products to make sure they live up to our standards and brand identity.

•	Original Equipment Manufacturing. In addition to direct marketing, we also act as an original equipment manufacturer (OEM) for our pan/tilt/zoom line of products, certain video storage products and certain digital optical devices.

     Our objective is to become a recognized leader in the design, manufacture, marketing and service of CCTV cameras and related products for niche market segments. We aim to achieve this objective through internal development, strategic alliances and selective acquisitions to produce a line of technologically superior CCTV products and components which provide innovative and cost effective solutions to our customers on a worldwide basis.

Our Products

     With the above strategy in mind, we have developed a series of camera and storage products for the security surveillance (CCTV), mobile and OEM markets. We have endeavoured to identify Silent Witness as the leading “brand” for camera and video storage solutions within these markets. Detailed technical specifications, schematic drawings and photographs are available for all of our products on our website at www.silentwitnesss.com. Our principal products at present include:

CCTV Products

Video Storage Products:

Digital Video Management System (DVMS) Duplex and Simplex Systems

     Our Digital Video Management System (DVMS) is an integrated security solution. The DVMS combines the following functions:

•	Digital video recorder

•	Timelapse event recorder

•	1, 4, 8 or 16-channel multiplexer (allowing 1,4, 8 or 16 cameras to be connected to a central console)

•	Video motion detector

•	Text inserter (to contemporaneously add time or other text on a recorded image)

•	Remote video transmission system.

     Our DVMS Duplex allows for simultaneous recording and playback of digital video and audio signals which are recorded on to a digital storage device (disk drive). The DVMS Simplex system does not allow simultaneous recording and playback. This digital recording and playback system represents a significant advance over standard analog video systems recorded to VCR tape. System reliability is improved as video tape, tape heads, and tape transport is all eliminated. This digital system has the added advantages of allowing text searches and fast retrieval of any video image without waiting for the tape to rewind or fast forward. The digital image produced may also be encoded to prevent image tampering.

     Our DVMS has a graphical on-screen set-up program that can be operated using cursor controls placed on the front panel of the unit. The settings are flexible, allowing each user to customize the product to suit their individual needs. Once it has been set up, the DVMS is easy to use, with just a few buttons controlling all normal operations.

     Analog Storage Products

     We offer a number of VCR recorder products and models specially modified to suit our intended markets.

     Features include:

•	RS-232 ports

•	Audio recording

•	400-lines resolution

•	Seamless integration

•	3x as many images stored compared to standard decks

•	Triple density recorders allow this higher density recording rate even at extended record times.

•	Store up to one full week of recorded images

     Multiplexers

     The DigiScan Pro multiplexer is a quality solution combining high performance and functionality. Full-duplex recording, high resolution display modes and programmable activity detection make the DigiScan

Pro an ideal choice for any CCTV application.

     Features include:

•	Multiscreen displays, multiscreen sequencing

•	Superior high-resolution images (720 x 480)

•	24-character camera titles

•	9 or 16-video input channels

•	Serial communication, with RS-232/RS-485 connection

•	7 day programmable timer with day and night sequencing

•	Covert camera mode

Network Transmission Products

     Our Tango II product is a network video server for TCP/IP networks and provides video to multiple users at remote locations. Tango II incorporates high-speed network connection for up to four composite video inputs. This compact, self-contained unit requires no unique cabling, no additional hardware and no special software. A standard web browser installed on the user’s PC is all that’s required to access the Tango II.

     Features include:

•	Supports up to 4 composite video inputs

•	Capable of transmitting high quality images at real-time speeds (up to 30 images a second on a l00 Base TX network)

•	Compatible with TCP/IP networks (LAN/WAN, internet)

•	Remote camera (PTZ), VCR and multiplexer control

•	User defined pre- and post-alarm video storage

•	Access based on password authorization

     The Silent Witness S1000 product provides a long range, point-to-point, digital wireless link for video, PTZ data, audio and alarms. The Silent Witness S1000 eliminates the need to run cable when linking video surveillance cameras with monitoring systems. It is intended for fixed ground surveillance: commercial applications like parking lots, corporate campuses, shopping malls, warehouses, power plants, rail yards, airports, ports and harbors, oil rigs, construction sites and public events.

     Cameras:

     Modular Camera System

     In the last year, we have introduced an online modular camera design and ordering system allowing our customers to customize their camera configurations by selecting each of a camera enclosure, camera and lens.

     Our modular system allows customers to choose their camera enclosures and accessories from our MagnaView line of high performance vandal resistant cameras or our PrimaView line of low-cost surveillance solutions. Camera circuit boards (for example, color, black and white, high or low resolution, day/night, wide dynamic range, etc.) which are designed to snap in to each of these housings are then selected. Lens choices then include a wide variety of focal lengths, quick change or vari-focal lenses.

     Upon receipt of an order, we then assemble, test and ship the product as designed and specified by our customer. Our modular camera system allows our customer maximum flexibility to easily design camera solutions suited to their specific needs.

     PrimaView Cameras

     PrimaView is our value camera line that offers strong, lightweight surveillance solutions for retail, banking, commercial buildings, hotels, and schools. Domes and housing are polycarbonate.

•	C12 is a flush or surface mount cylindrical base and centre mounted dome enclosure that installs easily with a standard deep electrical box.

•	C14 is similar to the C12 except with a larger dome to support automatic iris/varifocal lens.

•	V29A offers a sleek, wedge-style base design and dome. It provides a field of view that is superior to flat view surveillance cameras.

     MagnaView Cameras

     MagnaView is our premium line of tough, vandal-resistant cameras that are ideal for rugged environments where the security of the camera may be at risk.

•	The V28 is our premier CCTV analog product for use in correctional facilities and other commercial/institutional settings. The polycarbonate dome mounted on metal housing is vandal and weather resistant and is capable of withstanding a blow from a 10 pound sledgehammer. Pendant (suspends the camera vertically from a high ceiling) and wall mount (extends the camera away from a wall) accessories offer flexibility when mounting the camera.

•	V28R (round) pairs functionality with aesthetics by providing the option of surface, wall, or pendant mounting.

•	V28S (square) is the strongest camera in the MagnaView line, providing a snug fit for corners and making it highly vandal resistant.

•	V28C (corner) is ideal for mounting in tight corners and elevators, providing a wider field of view and increased aesthetics.

•	V28G (gripless) has a conical, machined aluminum housing. It is designed to be surface mounted. As there are no ligature points, it is ideal for prison and hospital environments. The sleek machined metal finish fits well into architectural sensitive applications.

•	V28F (flush) has a round, machined aluminum housing designed for flush mount applications. Like the V28G, there are no ligature points, making it ideal for prison and hospital environments. The sleek machined metal finish fits well into architectural sensitive applications.

•	V28P(plus) has a conical, die cast metal housing with a large dome to support an auto iris/varifocal lens which can be surface or flush mounted.

     Other Camera Products

     In addition to our modular camera systems we also offer a wide variety of other camera solutions for a variety of uses. These include:

•	SWC20 — Compact All Weather Camera System

     The SWC20 is compact and economical weatherproof camera system. The high-impact nylon enclosure comes pre-assembled with camera, lens, enclosure and optional microphone. The SWC20 is extremely durable and suitable for indoor or outdoor use. Mounting hardware makes for easy installation on vertical or horizontal surfaces. Backlight compensation is standard on both color and black-and-white models. A decoy (cameraless) model of the SWC20 is also available.

•	Vl00 — Bullet Resistant Camera System

     The Vl00 combines a machine-tooled, marine-grade aluminum enclosure capable of withstanding assault from a 9mm handgun or a 12-gauge shotgun. The V100 is fully assembled including a variety of black-and-white or color cameras in standard or high resolution and with a protected power input. This product has proven popular in correctional facilities, housing authorities and many marine applications. We also make a version of this camera for tropical and desert environments.

•	V60 — Complete Solution

     The V60 camera and enclosure system is completely weather-sealed and is suitable for indoor or outdoor use in a wide variety of environments. The V60 has a compact, low-profile die cast enclosure that is durable and pre-assembled with camera and lens and optional microphone. Camera options include black-and-white or color in standard or high resolution. The V60 offers models with the ability to withstand extremes of cold (Arctic Hawk) or heat (Desert Hawk) as well as a decoy model. Our V60N (Nighthawk) has built-in infrared illuminators to “see” in absolute darkness up to 40 feet (depending on lens). A rugged zinc die cast weatherproof enclosure houses advanced circuitry which automatically adjusts the illumination power to eliminate the risk of eye injury.

•	V50 – WedgeView

     The WedgeView is a compact wedge camera system. The impact resistant enclosure mounts easily to wall or ceiling and requires no cutting. The housing can be painted to match design and architectural requirements. The V50 is fully assembled with camera, lens and optional microphone.

•	SWC40R

     Our SWC40R is a wall or ceiling mount camera well suited to a variety of residential or commercial uses. On installation, the camera head of the SWC40R may be swivelled on its mounting bracket to obtain the optimum view to the desired area. A separate 4-button remote control allows the customer to program picture resolution, recording time, camera mode, time and date settings, motion detection and other features.

•	SWX45

     Our SWX45 is a low cost, tough surveillance camera designed for 24 hour surveillance. The SWX45 includes a color camera that provide accurate color rendering by day and clear black and white images by night. The latter are the result of 12 rear-infrared illuminators enclosed under its larger dome to provide short range illumination for clear images by night.

•	V25 – ArmorDome

     Featuring a tough polycarbonate dome, the V25 offers the strength and durability of a heavy-duty enclosure yet its compact, flush mounting creates a discreet, inconspicuous presence. This weather-tight, flush mount minidome camera was designed to be installed into a double gang electrical box. The V25 is well suited to applications where the presence of security surveillance is discreet, yet potentially subject to vandalism, such as banks, casinos and shopping malls. We also offer a V25 CornerMount accessory. Available in either powder white, stainless steel or gold finish. The CornerMount is a subtle, design conscious surveillance camera. It can be adapted for installations requiring external conduits.

•	M 12

     The M 12 holds up to two CMOS cameras in a light weight, cost effective enclosure designed for indoor applications. It has a wide choice of lens options and is designed for small business, retail, residential and daycare applications.

•	ExitView

     ExitView is a discreet, cost effective solution for loss prevention, shrinkage and robbery. ExitView combines a high performance camera built into a door mounted height strip to capture an image and height of a person’s face as they exit the door.

•	Pan/Tilt/Zoom Camera (PTZ)

     Our PTZ camera can pan 360 degrees, tilt in all directions and zoom-in on distance objects. As an option, this camera incorporates wireless transmission for control and viewing of images.

•	Micro Imaging Devices (MID)

     MID is our line of miniature surveillance cameras utilizing CMOS technology. The line consists of the Mini Cam (measures 17.5mm x 17.5mm), the Pinhole camera and the Quad dome (2 or 4 mini cams mounted in a single dome enclosure for 360º surveillance).

•	The Puck

     The Puck is an infrared illuminator for use with most black and white CCTV cameras to enable the capture of images in complete darkness at a distance of up to 40 feet. It measures less than 4.5” in diameter and weighs under 1 pound with 12 VDC and 24 VAC models available. It withstands the impact of a 2 pound hammer and is tamper resistant.

•	LumaView

     LumaView is an industrial use, variable out put infrared illuminator for use indoor or outdoor in conjunction with our IR cameras. LumaView illuminates low-light or dark conditions to allow high quality images without the need for visible light illumination. LumaView may be configured to be covert, where its use cannot be detected or semi-covert or overt uses.

•	Quick Change Lenses and Other Accessories

     As an alternative to traditional vari-focal lenses, our Quick Change Lens Pack consists of 2.9mm, 6.0mm and 8.0mm lenses that can be used with most any of our cameras. 3.6mm, 12.0mm and 16.0mm lenses are also available to accommodate the requirements of a range of diverse installations.

     In addition to the above, we also provide a line of accessories including power supplies, mounting brackets, sunhoods and replacement domes, windows and lenses.

     Mobile Products

     We offer four products for our customers who require mobile CCTV solutions. We have installed over 100,000 of our VCR based V30 and SWS310 systems designed primarily for the school bus market. Sales of these products is declining as our customers upgrade or chose our new Digital Chaperone camera and storage systems.

     We have also developed a digital mobile product for the taxi industry which takes and stores digital still photographs of passengers.

•	Digital Chaperone

     The Digital Chaperone system consists of one or two cameras for surveillance inside and outside a bus and an MDR 100 mobile digital recorder/player with a built-in video switch that allows the user to program image recording from either camera. A digital player running Remote Access Software (RAS) can be used on a desktop to view live video clips, play recorded digital video with audio, and retrieve recorded images. The digital recorder is integrated into a compact, tamper-resistant enclosure.

     The Digital Chaperone system offers advanced digital recording technology that eliminates tape handling and management and gives:

•	sharp, detailed images and clearer audio than VCR based systems

•	long recording time and large storage capacity

•	increased student and employee safety

•	high reliability and low maintenance

•	flexible system configuration

•	V30 — Camcorder System

     The V30 system is comprised of a camcorder modified for a mobile environment which is housed in a secure and corrosion proof enclosure. In addition, the enclosure itself may be used independently as a decoy, allowing the camera to be moved from bus to bus so a school district can keep its costs down while at the same time achieving a deterrent effect. The V30 camcorder system will record from 2 to 5 hours and is available in both 8mm and VHS-C formats.

•	SWS310 — VCR Camera System

     The SWS310 system combines state-of-the-art CCTV technology with an industrial VCR housed in a durable vandal-proof metal enclosure. The onboard industrial VCR will record 8 to 9 hours on a standard VHS tape. Four models of CCTV cameras are available with the SWS310 system including low light, black-and-white and high-resolution brilliant color. Additional features include the recording of brake lights, stop arms, warning lights and turn signals.

•	Fareview

     The Fareview is a discreet, small, in-vehicle camera, coupled with an advanced digital storage system. It was initially developed for the taxi market, although it is also suited to other mobile transportation including transit, para-transit, rail and trucking. The system works under all lighting conditions, stores up to 600 images and can be upgraded to store 8,000 images through use of a removable memory flashcard.

     OEM Products

     Our PTZ camera is sold to certain OEM customers in Europe and North America. We have developed, under an exclusive OEM agreement, a digital video sensor which also acts as a motion detector to operate industrial/commercial sliding doors.

Sales And Marketing

     CCTV Products

     The channel to an end-user of our security surveillance products is often complex. Many parties may be involved between us and that end-user, including systems or equipment specifiers, security system consultants, system architects, manufacturer’s representatives, product distributors, system integrators and dealers, each of whom may provide different products and services to the end-user.

     We generally market our products through three distinct sales channels: security product distributors, system integrators and dealers who often, in turn, sell directly to end-users. Distributors and dealers include such firms as ADI (a unit of ADEMCO) and Multi-Video Ltd., among others. We support distributors with up-to-date technical information and provide in-house training for their staff and customers so that they understand and are aware of the products we offer and their uses. Advertising and trade shows are an integral part of building brand recognition and communicating with dealers and distributors. In the last year, our sales staff attended approximately 55 tradeshows. We also have collaborations with certain security industry manufacturer’s representatives. These representatives work to increase awareness of our products for incorporation in large institutional and industrial installations. We support these efforts through product news releases, advertising in security industry publications, attendance at trade shows and direct mailings.

     We have focused on building a “Silent Witness” brand identity for our products so we can differentiate ourself in a crowded market. We are building our brand name by promoting our distinct product advantages. As reported in a survey published by Security Magazine, 40.8% of respondents were aware of Silent Witness products in 1999 as compared to 23.3% in 1998.

     We utilize a customer relations management system to help streamline our lead generation and sales management activities. Our sales department continually works with manufacturers’ representatives in identifying sales opportunities and forwarding leads through our distribution partners. Due to these efforts, new business opportunities in vertical markets were identified and sales opportunities were realized in the prison, casino and school markets.

     We do not offer financing options or leasing arrangements or sales incentive programs in connection with the sale of our products. In general, we sell our products on industry credit terms or a cash on delivery basis and for larger orders may require an initial deposit.

Mobile Division

     Sales of mobile video surveillance products are primarily handled directly by our in house sales team. Sales are made directly to the end users, namely school districts, school bus companies and bus contractors. Contact is made directly with the decision-maker in the government agencies or companies and negotiations are generally carried out on an individual contract basis or by tender. We also sell a portion of our mobile products through Company-authorized dealers who market a variety of school bus parts and equipment.

     Our strategy for promoting awareness in the mobile video surveillance markets is a combination of direct mailings, advertisements and editorials in industry journals, telemarketing, trade show attendance and customer sales calls.

     With respect to sales in the transit market, we provide camera solutions marketed to consultants and systems integrators who, themselves, specialize in providing turnkey solutions to the transit market.

     We work directly with major cities and municipalities for the purpose of establishing the safety benefits and performance capabilities of our Fareview in-vehicle camera system for taxi cabs. Once approved for sale, we work directly with taxi companies, local installers and distributors to market that product.

OEM Division

     An OEM (Original Equipment Manufacturing Division) was created in Fiscal 2000 to investigate new market opportunities where our camera technology or products could be deployed in non-surveillance markets or marketed under another parties’ name.

     For example, we sell PTZ cameras to European and North American OEM customers and in Fiscal 2002 began selling digital optical door entry devices under an OEM arrangement with The Stanley Works.

International Market

     The security surveillance market is international. We have seen continued strong progress in our European sales efforts. In non-North American markets, we work through local distributors and dealers to promote our products and to better understand the specific needs of customers in that region. We also get support from these firms in translating our promotional literature into other languages.

     During Fiscal 2001, we hired a full time sales person in the United Kingdom, strengthening our presence in Europe. During Fiscal 2001, Europe was our fastest growing market as a percent of prior years sales. As part of the September, 2001 acquisition of the CCTV business from Gyyr, Inc., we significantly increased our presence in the European market by hiring two additional sales people.

Seasonality

     With the exception of products for the mobile school bus market, we do not experience significant seasonality in our sales. Products for the mobile school bus market are influenced by fiscal budget deadlines for purchasing decisions and school vacation schedules for installation purposes. Approximately one-third of the sales of these products occur in May to September, with the rest spread over the year.

Competition

     Our products are subject to competition in all of our markets. Competition takes the form of both CCTV products and services offered by other designers and manufacturers and, in certain applications, competing non-CCTV security systems and products. This latter competition may include such things as electronic access control, alarms, guards, private security services, mirrors, burglar alarms, other magnetic, mechanical or electronic devices and services combining all or some of the above.

     In the CCTV market, innovation, camera specifications, reliability and price are the most important competitive factors in developing and retaining business. In the mobile market, price and reliability are the primary determining factors. We believe that our technical and product development expertise offers us advantages over our competitors in developing and selling value added specialized products.

     A number of our products are sold in niche or specialized markets. We believe the size of such markets, relative to the amount of capital and technical expertise required to enter and profitably operate in those markets, presents a significant barrier to entry for new competitors.

     Our major CCTV systems competitors include Sony Corporation, Checkpoint Systems, Inc., Matsushita Corporation (Panasonic), G.E. Interlogix, Vicon Industries Inc., Honeywell Inc., and the Pelco Sales Company. Competitors offering access control or other forms of security systems which compete with CCTV include Sensormatic, Bosch Telecom, Panasonic, Pelco, Cardkey Inc., Detection Systems Inc., and Northern Computer, among others. Many of these competitors are much larger than us in terms of production volume, sales, capitalization or access to capital. In the international market many of these companies have a much stronger presence and brand name than ours.

     Many of our competitors are also divisions or subsidiaries of larger enterprises, many of which also focus on the manufacture and sale of components or mass-market products. Many of our competitors also offer a broader line of security solutions that may include CCTV. Even though our products may offer a competitive advantage, some competitors have the ability to provide an integrated security solution to an end user at a price that may make our products effectively non-competitive.

     Finally, some of the firms from which we purchase components, including cameras, micro-electronics and lenses, are direct or indirect competitors in the CCTV market. Our ability to compete may be adversely affected were those suppliers to restrict the supply or increase the cost of the components sold to us, develop products in competition with us or form collaborative efforts with other competitors.

     In order for us to maintain a competitive advantage, we will need to identify value-added specialized products not well served by our competitors and to effectively compete through aggressive marketing efforts, competitive pricing, a broad range of features and superior customer/product service. There are no assurances that the products currently being manufactured by us or those being developed will have competitive advantages. Competitive CCTV products or competing technology or security solutions may render our products obsolete or non-competitive or competitive only in certain markets. We have specifically adopted our strategy to address this issue, however, our strategies may prove to be ineffective.

     Our ability to compete will depend, in part, on our ability to protect our intellectual property and designs and to avoid infringing on the intellectual property of others.

     With respect to the market for video monitoring systems for the mobile market (utilizing a camcorder based V30 system and SWS310), we compete with many competitors offering a variety of similar products. Our installed base of over 100,000 units may make it the largest supplier in that marketplace. As those products become technologically outdated, our mobile digital recorder products may offer us a competitive advantage over other suppliers.

     The taxi market for the FareView product is relatively immature and fragmented. The two prime competitors are Raywood Communications Pty. Ltd. and Verifeye Technologies.

Research and Product Development

     In Fiscal 2002, we invested approximately 9.2% of our revenue in research and development (before ITC) activities (7.5% Fiscal 2001 and 6.7% in Fiscal 2000). Our engineering group works on developing products in large part in response to comments received from our product management group. The product management group is continuously looking at market trends and feedback from customers to ensure that we develop products that are in step with the latest technology and customers needs.

     As of July 31, 2002 we had a full-time engineering staff of 32 employees, an increase from 23 employees at July 31, 2001 and one engineering employee at July 31, 1995. The research and development group is made up of individuals with experience in industrial design, mechanical packaging, charge-coupled device (CCD) technology, complementary metal oxide (CMOS) technology, analog systems, digital signal processing, digital storage devices and networking software. In addition, we use consultants or contractors in connection with more limited research activities.

     We employ the latest development tools to ensure that our staff have the resources required to reduce the time to market for new products.

     We also plan to continue to expand our products and services through partnerships and strategic alliances. We will work with companies that are experts in their fields in order to add more functionality to our products without the need for us to develop related technological capabilities in-house. Partnering will also help us reduce the time required to launch new products and help us focus on our core development capabilities

Manufacturing Operations

     Our operations department employed 83 persons at July 31, 2002 engaged in the manufacturing, component purchasing, quality assurance and customer and technical service. We employ an outsourcing model using non-affiliated contract manufacturers for substantially all product manufacturing and sub-assembly. However, we do all final assembly of camera components, electronics, enclosures, housing and other peripheral hardware, quality control, and testing of our products in-house. We purchase products and sub-assemblies from contract manufacturers in Canada, the United States, Taiwan and China. We have exclusive and non-exclusive outsourcing arrangements for certain of our CCTV products or systems manufactured by others. We believe that outsourcing most of our manufacturing allows us to focus more of our resources on research and product development, marketing, sales and customer service while producing a flexible, cost effective source of manufacturing capacity.

     Delivery time for components and products imported into Canada from the United States or abroad vary from several weeks to several months, depending on the nature of the product and mode of transportation. Because of these lead times, we normally makes purchase commitments to several suppliers in advance and may carry a fluctuating inventory of certain components. As well, we endeavour to hold alternate arrangements in place in the event a particular manufacturer is unable to meet our production schedule.

     We generally maintain a relatively large inventory of parts and sub-assemblies so as to be able to ship most products promptly upon receipt of an order. Shipment of products generally occurs within one to four working days after receipt of an order depending on the size and complexity of the order. Because of this, we carry very little in the way of an order backlog.

     We offer a limited warranty on all of our products. We warrant that our products will conform to our published specifications and will be free from manufacturing defects or faulty materials and workmanship. We generally offer a warranty term of one to three years.

Suppliers

     Our products include a number of components that are sourced from third party suppliers, including Sony, Panasonic, Sharp, Zoran and Mintron. We generally attempt to use standard “off-the-shelf” parts and components which are largely interchangeable and available from multiple vendors, although this is not always possible. We generally deal with suppliers that have manufacturing or distribution capacity in more than one location to reduce the risk of a production slowdown because of a disruption in supply of parts or components. In cases where this is not possible or desirable, we may carry extra inventory at our Surrey location. We do not have any long-term agreements with any of these suppliers. The availability of many of these components is dependent in part on our ability to accurately forecast our future requirements. While we have from time to time experienced shortages of these components, to date such shortages have not had a material adverse effect on production or operating results.

Regulation

     Apart from laws, rules and regulations of general application, the manufacture and sale of products for the security surveillance market is not subject to any additional regulation that has a material impact on our operations, financial condition or competitive position. The use and installation of security products by end users may be subject to certain federal, provincial, state, municipal or regional laws, rules or regulations. We endeavour to manufacture our products with such regulations in mind, however, responsibility for compliance with those laws rests with the ultimate end-user.

Environmental

     We are subject to a broad range of federal, provincial and municipal laws, rules and regulations relating to pollution and the protection of the environment. We believe we are currently in compliance with such laws, rules and regulations. We do not consider that the cost of ongoing compliance with such laws, rules and regulations will have any significant effect on our operations, financial condition or competitive position.

Intellectual Property

     As we have grown, we have put systems in place to monitor, capture and protect our intellectual property and improve the internal flow and use of technical information.

     We have an Information Technology Department to ensure that it is making the most effective use of our technology. We are continually upgrading our network communication system in order to have the appropriate infrastructure to support our growth strategy. Our Information Technology Department also works with stakeholders, distributors, manufacturers’ representatives and vendors to upgrade the utility of our website (www.silentwitness.com), including its use for improving communications with our partners.

     We seek patent protection on inventions covering new products and improvements when appropriate. We currently hold and have applied for a number of United States and international patents. For example, we hold certain U.S. patents and PCT Treaty Patent (France Germany, Italy and the United Kingdom) for the security bolt feature on our V60 series cameras, the SWC20 and the SWC40 products, and a design patent on our V50 Wedge cameras. However, there can be no assurance that any patents we apply for will be issued or that patents currently held or new patents if issued, will be valid if contested or will provide us with any significant competitive advantage.

     The phrase “Silent Witness” is a registered trademark in the United States and Canada and in the European Economic Community for use with onboard computer recording devices and for security systems, monitoring systems and surveillance systems. The Company has received registration in Canada for the trademark “Silent Witness — Evolution of Cameras & Design” and has received registration in Canada and the United States for the trademark “Experience Innovation”. It also owns the United States, United Kingdom, Italy and France registrations for “Gyyr”.

     The Company seeks trademark protection on brand names and corporate trademarks. The Company has applied for trademark registration in the United States and Canada for ArmorDome, MagnaView, FareView, Night Hawk, Wireless Witness, ExitView, Digital Chaperone and PrimaView for use in association with video surveillance cameras. It has also applied for registration of Digital Witness in Canada.

     In addition, the Company endeavours to maintain its considerable proprietary know-how and trade secrets.

     There can be no assurance that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company’s technology and obtain patents or copyrights thereon. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

Legal Proceedings

     In 1994, in order to avoid litigating an alleged claim of infringement, we entered into a licensing arrangement with Ultrak Inc. with respect to Patent No. 5,319,394 (“A System for Recording and Modifying Behavior of Passengers in Passenger Vehicles”) (the “394 Patent”) held by it. We filed with the United States Patent Office a request for a Re-examination proceeding with respect to the 394 Patent. In March 1998, the Patent Office issued an Office Action rejecting all claims of the 394 Patent. We gave notice to Ultrak, Inc. terminating the licensing agreement and ceased paying royalties to them.

     Subsequently, Ultrak, Inc. filed a request for the Patent Office to reconsider the Office Action. In September 1998, the Patent Office issued a second Office Action, once again rejecting all claims in the 394 Patent. Ultrak, Inc. presented further arguments to the Patent Office early in 2000. In May 2002, based on Ultrak’s submissions and changes to the patent claims, the Patent Office reissued the ‘394 patent as Reissue Patent No. 37,709 (the “709 Patent”). In June 2002, we filed a Complaint for Declaratory Judgement of Patent Non-infringement and Invalidity in the State of Washington. Later in June 2002, Ultrak filed a Complaint against us in the State of Texas claiming infringement of the 709 Patent. The claims by Ultrak, Inc. will be vigorously defended because we believe our products do not infringe the 709 Patent and that the 709 Patent is invalid. At present it is premature to assess the outcome of this dispute.

     In January 1998, Mr. Robert W. Galbraith, a former director and officer of the Company commenced a legal proceeding against the Company in British Columbia Supreme Court claiming damages as a result of the refusal by the Company to allow Mr. Galbraith to exercise certain stock options to purchase 200,000 Common Shares at a price of $1.36 per share in October, 1997. At that time, Mr. Galbraith was advised that under the express terms of the option agreement, the options had expired and been terminated prior to the date on which he sought to exercise them. We have filed a defense to this action and intend to vigorously defend against this claim.

     Other than as disclosed above, we are not aware of any other material, active or pending, legal proceedings against the Company, nor are we involved as a plaintiff in any material legal proceeding or pending litigation. Other than as disclosed above, we are not aware of any other active or pending legal proceedings against any other person that might materially adversely affect us.

     We are, from time to time, a party in certain legal proceedings arising in the normal course of our business, including such things as contract or warranty disputes, collecting amounts owing by customers and the like. We do not consider that any such disputes, if decided adversely to us, would have a material adverse effect on our business, financial position or operations.

Organizational Structure

     We conduct all of our business through Silent Witness Enterprises Ltd., a British Columbia company. We have two wholly-owned subsidiaries, namely Silent Witness USA Inc., incorporated under the laws of the State of Washington, U.S.A., and Silent Monitor Ltd., incorporated under the laws of British Columbia, which is inactive.

     Our U.S. subsidiary employs certain of our employees located in the U.S. performing research and development and limited sales functions.

Property, Plant and Equipment

     Our primary operations are conducted from adjacent buildings at 6554 – 176 Street, Surrey, British Columbia, V3S 4G5. These premises are leased through March, 2003 and total 42,056 square feet. The Surrey facility houses our sales, administrative, research and development, engineering, manufacturing, assembly, repair, shipping and receiving departments. We may renew our lease of our Surrey facility or allow our lease to lapse and lease or construct other facilities for our own use. Certain research and development functions for the CCTV recording and networking products and certain sales functions are performed in Irvine, California. These premises are leased through August 2007 and total 8,499 square feet. We consider our existing facilities adequate to meet our current needs. Continued growth will necessitate additional space.

     In anticipation of future growth, on October 7, 2002 the Board of Directors approved the purchase of two pieces of adjacent land from the City of Surrey and the Province of British Columbia totalling approximately 11.9 acres for $3.1 million. Completion of the purchase is conditional upon positive environmental and geophysical inspections and completion of subdivision plans. We plan to build an approximately 75,000 square foot facility, with expansion potential, to house all of our current Surrey operations. The new facility should be completed by the expiry of the leases on our current premises. We intend to analyse all options available for controlling the construction process and financing the land and facility.

     All of our assets are held in the name of Silent Witness Enterprises Ltd. and Silent Witness USA, Inc. The following table details our fixed assets as of July 31, 2002.

		Accumulated	Net Book
	Cost	Amortization	Value

Tools and Equipment	$3,703,784	$1,190,734	$2,513,050
Office Equipment	1,230,196	482,187	748,009
Leasehold Improvements	530,820	524,980	5,840
Computer Hardware	1,723,867	829,256	894,611
Computer Software	1,171,466	1,063,050	108,416
Assets and Capital Lease	66,894	53,062	13,832

	$8,427,027	$4,143,269	$4,283,758

Item 5. Operating and Financial Review and Prospects

     Our significant achievements in Fiscal 2002 included:

•	Purchasing the analog and digital recording and networking assets of Gyyr, Inc. effective September 12, 2001 and integrating them into our ongoing CCTV business.

•	Introducing the industry’s first modular camera system to the marketplace.

•	Commencing sales of our jointly-developed Digital Video Sensor System to The Stanley Works in the second quarter.

•	Opening a permanent sales and research and development office in Irvine, California.

•	Increasing the number of employees from 116 to 165.

     Fiscal 2002 revenue increased to $57,953,671 from $40,040,867; a 45 percent increase due primarily from the sale of analog (VCR) and digital recording and networking products purchased from Gyyr, Inc.

     Net income of $1,104,211 included pre-tax costs of $2,502,134 ($1,611,000 after-tax) for the integration of the Gyyr product line into our CCTV business. Also during the fourth quarter of Fiscal 2002, we recognized a pre-tax charge of $1,200,000 ($773,000 after-tax) for the write down of certain inventory acquired from Gyyr, Inc. The charge was for obsolete inventory used for sales and service of analog (VCR) recorder systems.

     Net income per Common Share was $0.16 on an average of 7,046,745 Common Shares outstanding (in this part, the number of Common Shares issued and outstanding less the number of Common Shares repurchased and held by us but not cancelled) compared to $0.86 per Common Share in the prior year.

     For Fiscal 2002, cash used in operations was $3,737,154 ($6,144,110 cash from operations before changes in working capital and $8,646,244 excluding the one time integration costs) compared to the prior years total of $5,559,109 ($6,562,672 before changes in working capital).

Critical Accounting Policies and Estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and the useful lives of intangible assets. We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, investments, prepaid expenses, intangible assets, income taxes, warranty obligations and contingencies and litigation and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

•	We record estimated reductions to revenue for customer returns and warranty claims based on historical experience. If actual customer returns or warranty claims increase as a result of future product introductions or changes in product qualiy, we may be required to recognize additional reductions to revenue.

•	We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•	We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

•	We hold a minority equity interest in another company. We may record an investment impairment charge if we believe the investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investment could result in losses or our inability to recover the carrying value of the investment possibly requiring an impairment charge in the future.

•	We recorded intangible assets from acquisitions completed during fiscal 2002, 2001 and 2000. Our acquired intangible assets are comprised of acquired core technology, developed application software and other product technology, patents, trademarks and non-competition agreements, and are being amortized over their estimated useful lives. We have not recorded goodwill. Due to changes in technology or other factors affecting product life cycles, we may make subsequent adjustments to those estimates possibly reducing the amount of intangible assets in the period in which a change in estimate is made.

Segmented Revenues and Profits

     CCTV products are the largest portion of our revenue and profit picture, while it is expected that OEM business will continue to build in importance. Segmented revenues and segmented contribution by industry segment for Fiscal 2002, 2001 and 2000 were:

Summary Segmented Financial Information

	2002	2001	2000

Segmented Revenues
CCTV	$47,334,581	$30,165,690	$31,345,114
Mobile	8,916,454	9,687,871	8,531,789
OEM	1,702,636	187,306	—

	$57,953,671	$40,040,867	$39,876,903

Segmented Contribution(1)
CCTV	$12,588,309	$11,060,406	$11,068,668
Mobile	3,256,983	4,198,664	3,527,710
OEM	289,446	9,241	—

	$16,134,738	$15,268,311	$14,596,378

(1)	Gross margin less sales and marketing expense.

CCTV Products

     Sales of our CCTV products, which are sold primarily through distributors and system integrators, accounted for 82% of sales in Fiscal 2002, compared with 75% and 79% of sales in Fiscal 2001 and Fiscal 2000, respectively. Sales within the division increased by $17,168,891, or 57% in Fiscal 2002. The increase in revenue occurred because of sales of the acquired recording and networking products. Sales of these products totalled $17,898,542 for the period September 12, 2001 to July 31, 2002.

     Gross margin in the CCTV business was lower than the prior year because sales of the analog (VCR) recorders acquired from Gyyr provided a low gross margin compared to historical gross margin rates. The acquired digital recorders provided gross margin in the mid forty percent range. Gross margin for camera products was consistent with Fiscal 2001. The sales rate of the digital recorders continuously improved from the time of that acquisition while the sales rate of the analog recorders continuously slowed from the time of acquisition. In the fourth quarter of Fiscal 2002, a charge of pre-tax $1,200,000 was recorded to write down obsolete analog recorder inventory.

     Sales for Fiscal 2001 decreased by $1,179,424 or 4% compared to Fiscal 2000. The decrease occurred due to the slower North American economy.

Mobile

     Mobile revenue decreased by 8 percent to $8,916,454 for Fiscal 2002 compared to the prior fiscal year. Sales of school bus recorder systems declined due to cutbacks in school districts’ spending because of declining state tax revenues. This decrease in sales of school bus products was partially offset by an increase in sales of our FareView system for taxis. Gross margin for mobile products was consistent with 2001.

OEM Division

     We sell our pan/tilt/zoom camera to European and North American customers and the Digital Video Sensor System to control the operation of commercial sliding doors as well as certain other CCTV equipment under OEM agreements. OEM revenues rose from $187,306 in Fiscal 2001 to $1,702,636 in Fiscal 2002. Sales of products to The Stanley Works are expected to increase in Fiscal 2003.

Geographic Revenues

     Our non-North American revenue increased by $5,336,856 or 96 percent to $10,875,860. The increase was due to new CCTV products and the addition of two full time sales staff based in the UK. Sales to the United States increased by 43 percent to $45,437,321, but the rate of increase was adversely affected by the slower economic conditions in the U.S. Sales to our Canadian customers decreased to $1,640,490 from the prior years total of $2,822,947 reflecting the reduced level of capital expenditures in North America.

     For Fiscal 2001, our non-North American revenue increased significantly, especially in Europe and the U.K. International revenues totalled $5,539,004, a 26% increase from Fiscal 2000. The improved results stem from opening our sales office in the U.K. late in Fiscal 2000 and intensifying sales efforts there. North American sales were softer, which reflected the weaker North American economy in the second half of Fiscal 2001 compared with the second half of Fiscal 2000. U.S. sales declined by 3% from the previous year and totalled $31,678,916.

Report on Operations

Sales and Marketing

     In Fiscal 2002, our Sales and Marketing expenses totalled $8,421,193 or 15 percent of sales revenue compared with $5,618,797 or 14 percent of sales in Fiscal 2001. The increase in expenses was from the addition of sales personnel in our Surrey, B.C. office, two additional people in the U.K., the addition of sales staff in several U.S. states and costs of our new sales and research and development office in Irvine, California.

     Sales and Marketing costs increased by 6% to $5,618,797 in Fiscal 2001 from the previous fiscal year. The primary driver for the rise in costs was increased salaries and advertising expenses. Other sales costs were controlled through a focused approach on trade shows and related marketing initiatives and by limiting increases in the number of our sales and marketing personnel.

General and Administrative

     General and Administrative costs totalled $4,424,851 or 8 percent of revenue in Fiscal 2002 compared with $3,662,121 or 9 percent of revenue in the prior fiscal year. Salary costs increased by $515,054 due to addition of personnel for credit, accounting and information technology functions needed to service the higher level of sales and business activity. The reduction in our general and administrative costs expressed as a percent of sales, was due to our consolidating these functions in our Surrey, B.C. office as part of the business integration of the Gyyr assets. We also had an increase in legal costs of $105,094 during Fiscal 2002 as a result of increased transactional activity.

     Total General and Administrative expenses increased from $3,285,762 in Fiscal 2000 to $3,662,121 in Fiscal 2001. The increase resulted from higher costs for shareholder relations activities, bad debt expense due to the weaker North American economy, increases in salaries and rent costs related to additional space required by us during Fiscal 2001.

Service

     Our service team provides technical support to customers 24 hours a day, 7 days a week and performs warranty and non-warranty service and repair. Service costs for Fiscal 2002 were $1,093,026 or 2 percent of sales compared to $669,526 or 2 percent of sales in Fiscal 2001. The increase in costs was a result of increased personnel to support the higher sales level, and an increase in the estimated warranty costs for VCR recorder systems.

Research and Development

     We continue to invest heavily in new product development and the enhancement of our existing product lines. Historically, we have succeeded by continually enhancing and broadening our analog camera product line, specifically for the security industry. A key challenge in the future will be the development of internet protocol camera systems having the features required in the security industry.

     Current Research and Development initiatives include:

•	continuous improvement of the existing rugged modular analog camera product line to achieve lower costs and increased features;

•	introduction of 1, 4, 8 and 16 channel simplex digital recorders; and

•	continuing development of the internet protocol camera system and successfully bringing it to market.

     Research and Development expense was $3,825,501 (net of investment tax credits of $1,498,339) or 7 percent of revenue compared to $2,522,592 or 6 percent of revenue in Fiscal 2001. The increase was due to additional personnel and related space and equipment requirements. Research and Development personnel were hired as part of the Gyyr asset acquisition and we opened a new sales and research and development office in Irvine, California. Our office specializes in the development of digital storage products and related networking software. The Surrey, B.C. research and development group specializes in camera technologies and the IP camera system.

     Research and Development expense totalled $2,522,592 (net of ITC of $498,206) in Fiscal 2001 compared with the previous year total of $2,113,400 (net of ITC). The majority of the increase represents additional salary costs as the number of research and development employees increased by two during the fiscal year. The cost of additional personnel was partially offset by a decrease in the use of consultants.

5 Year Summary of Research and Development Expenditures
(Net of Tax Credits)

Amortization

     We purchased the CCTV assets of Gyyr, Inc. in September 2001 and $9,818,151 of the purchase price was allocated to property, plant and equipment and other assets. Most of those assets are being amortized over 5 to 7 years. Amortization therefore increased from $1,261,742 in Fiscal 2001 to $3,215,345 in Fiscal 2002.

     During Fiscal 2001 and the fourth quarter of Fiscal 2000, we purchased the PTZ camera line of Gyyr, Inc. and the Micro Imaging Division (MID) of Welch Allyn Inc. Most of the increase in amortization expense from $683,209 to $1,261,742 in Fiscal 2001 is related to the amortization of capital costs associated with these acquisitions.

Integration Costs of Acquired Businesses

     During Fiscal 2002, we incurred $2,502,134 in one time costs associated with reorganizing and moving certain production, customer and technical service functions from Anaheim, California to Surrey, B.C.

     Also, effective September 2001, we entered into a 90-day transitional service’s agreement with Gyyr Inc. and its parent, Odetics Inc. Services provided under that agreement included sales and marketing, manufacturing and inventory management, technical service, research and development and certain general and administrative functions and were charged as an expense as incurred. Under this agreement, we paid Gyyr Inc. the actual cost of the services performed plus a fee of US$400,000 per month for a period of three months for overhead, facilities and related costs. Costs for the acquisition of equipment and leasehold improvements for the future production of video storage and networking products were capitalized.

Income Taxes

     Our income tax expense in Fiscal 2002 totaled $454,617 compared with $3,394,230 in the prior year. The decrease was due to lower profits. The effective rate was slightly lower than the expected rate of 42 percent because of Canadian manufacturing and processing tax credits and the deduction of financing costs.

     Income tax expense decreased from $3,520,149 in Fiscal 2000 to $3,394,230 in Fiscal 2001. Our effective tax rate was approximately 41%. This is below the statutory rate of 45.6% due to Canadian manufacturing and processing tax credits and investment tax credits. During Fiscal 2001, income taxes were 39% of pre-tax income. The income tax rate was lower than the expected 41% rate because of a cumulative adjustment recording the benefit of a larger than expected research and development tax credit earned in the prior year.

Human Resources

     During Fiscal 2002, we were named one of British Columbia’s top 25 companies to work for by B.C. Business Magazine. This award recognizes initiatives we have taken over the past several years to become recognized as an employer of choice.

     Annually, we complete an Employee Opinion Survey to get feedback regarding salary and benefits, educational programs and other items affecting our employees.

     We have a professional development program, which we expanded to include sessions on supervisory skills and leadership, customer service, and technical product training. We also introduced “Lunch and Learn” sessions for all employees.

     Our employee benefit plan was reviewed against market data and several enhancements were introduced including a matching program for employee contributions to the Company sponsored and registered savings program and an interest-free computer purchase plan.

     We continue to be active in the cooperative education programs at universities and colleges, and participated in work experience programs and guided studies programs, and attend important career fairs.

Foreign Currency Gain

     The weakening Canadian dollar resulted in a pre-tax currency exchange gain of $623,231, $483,377 and $443,128 in each of the last three fiscal years.

Other Income/Expense

     During Fiscal 2002, we incurred $113,284 of interest expense because of borrowings to fund acquisitions. We recognized interest income of $345,149 and $356,276 in Fiscal 2001 and 2000, respectively.

     During the fourth quarter of Fiscal 2001, we received insurance proceeds of $710,107 (net of certain legal costs) related to the settlement of legal actions initiated by us against our insurance carrier in relation to the settlement of certain claims made by certain of our former officers and employees. Those claims were settled in Fiscal 2000 and the cost of the claims was charged as an expense in prior periods.

Liquidity and Capital Resources

Cash Resources and Liquidity

     Working capital at the end of Fiscal 2002 was $22,436,911 compared with $15,442,075 at the end of Fiscal 2001. Our current ratio (current assets divided by current liabilities) decreased from 4.6 to 3.8. Accounts receivable and inventory increased to support the higher level of sales in Fiscal 2002.

     We have a comprehensive secured lending arrangement with a Canadian commercial bank. The arrangement provides a 364-day committed operating line of credit totalling $8 million and an acquisition line of $12 million amortizing over five years. The borrowing cost is based on a spread of 1.25% to 1.5% over LIBOR, and the arrangement is secured by substantially all of our assets. In September 2001, the acquisition line was used to fund the purchase of the CCTV and storage business of Gyyr, Inc. At July 31, 2002, US$1,500,000 was outstanding on our operating line of credit.

Cash Flow from Operations

     Cash used in operations was $3,737,154 in Fiscal 2002 compared with cash flow from operations of $5,559,109 in the prior fiscal year. Cash flow from operations, before changes in non-cash working capital items was $6,144,110 in fiscal 2002, compared with $6,562,672 in fiscal 2001. Cash flow in 2002 was reduced by $2,502,134 for one-time business integration costs associated with the acquisition of the Gyyr assets. In fiscal 2002, $9,881,264 of cash was invested in working capital items compared with $1,003,563 in the previous year.

Investing Activities

     Effective September, 2001, we purchased for approximately $15.5 million substantially all of the CCTV products and business of Gyyr, Inc. Gyyr specialized in analog and digital recording technologies and has multiplexers and network transmission products. The addition of these products to our existing line of cameras allowed the us to design and sell complete security solutions to meet the increasing complex CCTV security needs of customers.

     The acquisition also broadened our existing distribution channels. While we had historically sold the majority of our CCTV products through distributors, this acquisition opened opportunities for us with integrators and financial institutions.

     The cost of this acquisition was allocated as follows:

Inventory	$5,637,172
Capital Assets	1,842,594
Application Software	6,486,995
Intellectual Property	1,488,562

$15,455,323

     The acquisition of these assets was financed with cash on hand, the assumption of US$1,000,000 of liabilities, and a CDN$12,000,000 acquisition loan arranged under our credit agreement with a Canadian chartered bank. The U.S. $1,000,000 liability assumed was paid in full in Fiscal 2002.

     During Fiscal 2001, we invested $1,358,552 (including capitalized legal costs) for a 15% interest in Smartsight Networks Inc. (formerly ComLink Inc.). SmartSight is a privately held company specializing in video compression and wireless transmission. In conjunction with the investment, we entered into licensing agreements for certain technology at commercially advantageous rates.

     In April 2001, the Pan/Tilt/Zoom (PTZ) camera product line of Gyyr Inc. was purchased for $2,036,873 (US $1,300,000) which represented approximately $1.1 million for inventory and $0.9 million for capital assets, intellectual property and a non-competition agreement. We decided to purchase the PTZ line rather than developing it in-house as a faster and less expensive way to introduce a Silent Witness PTZ camera to market. The camera can pan 360 degrees, tilt in all directions and zoom-in on distant objects. It complements our existing line of stationary board cameras.

     During Fiscal 2002, 2001 and 2000, we spent $1,429,997, $1,003,470 and $805,631 respectively for purchase of capital assets, the majority of which was for computer hardware and software, and tools and equipment necessary to support the growth of our business.

Financing Activities

     On October 25, 2001 we completed a private placement of 465,117 Special Warrant Units at a price of $32.25 per Special Warrant Unit for gross proceeds of $15,000,023. Each Special Warrant Unit consisted of two Series A Special Warrants and one Series B Special Warrant. Each Special Warrant was exercised without payment of any additional consideration for one Common Share and one-half of one Share Purchase Warrant. Each whole Share Purchase Warrant is exercisable until April 25, 2003 and entitles the holder, on exercise, to acquire one Common Share at a price of $13.25.

     During Fiscal 2002, 180,000 Common Shares were issued upon the exercise of stock options for proceeds of $333,500 compared with 6,000 Common Shares issued upon exercise of stock options for aggregate proceeds of $8,220 in the previous fiscal year. At July 31, 2002, options with respect to 610,500 Common Shares were outstanding with exercise prices between $1.36 and $12.61 per share and share appreciation rights with respect to 94,666 Common Shares were outstanding with an exercise prices between $8.00 and $12.61.

Normal Course Issuer Bid

     On July 19, 2002, we renewed our normal course issuer bid through the facilities of The Toronto Stock Exchange to purchase up to 300,000 of our outstanding Common Shares or approximately 3.7% of our 8,012,441 issued and outstanding shares. The bid commenced July 24, 2002 and will terminate on the earlier of the expiry of twelve months from the commencement of the bid and the date upon which we have acquired the maximum number of Common Shares permitted under the bid.

     We commenced the normal course issuer bid because of we believe that our Common Shares were undervalued and that therefore, the purchase of Common Shares may represent an opportunity to provide capital appreciation and market stability for the benefit of shareholders and to potentially offset the dilutive effects of our stock option plan or other share issuances.

     Purchases under the normal course issuer bid must be effected through the facilities of The Toronto Stock Exchange, in accordance with its by-laws and rules. The price we pay for any Common Shares acquired will be the market price of such shares at the time of acquisition.

     Copies of the Notice of Intention to Make a Normal Course Issuer Bid may be obtained, without charge, by contacting us.

     An earlier normal course issuer bid for up to 300,000 Common Shares expired July 19, 2002. Under that bid, we purchased and continue to hold 89,400 Common Shares purchased at an average weighted price of CDN$11.48. Through July 31, 2002, we have purchased and continue to hold a total of 365,500 Common Shares purchased at an average weighted price of CDN$8.71 per share.

Risk Management

Business Risks

     Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign Exchange Risks and Inflation

     We generate approximately 90% of our revenues in U.S. dollars. We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars based on spot rates for the U.S. dollar at the end of each month. We had a pre-tax foreign exchange gain of $623,231 and $483,377 Fiscal 2002 and 2001 respectively due to the weakening Canadian dollar. To date, we have not engaged in any currency hedging to minimize the effects of these gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that most of the components, raw material and services we purchase are denominated in U.S. dollars. We estimate that each one-cent decrease in the value of the Canadian dollar compared with the U.S. dollar results in an earnings per share change of approximately CAD $0.01/share.

     We do not hold, and we have not entered into a market risk sensitive instrument for trading purposes.

     We believe that inflation and other changes in prices have not had a material effect on us.

Canadian Generally Accepted Accounting Principles

     Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), the application of which, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in footnotes to the financial statements.

Item 6. Directors, Senior Management and Employees

     The following table lists, as of July 31, 2002, the names of our executive officers and directors. The directors are elected at each Annual General Meeting and remain in office until the next Annual General

Meeting or until a successor is duly elected, unless his or her office is otherwise vacated in accordance with the Articles of the Company.

Executive Officers and Directors

Name	Age	Date First Elected/Appointed

R.K. (Rob) Bakshi(1)	43	August 1986
Paul Mirabelle(3)	44	January 2001
Robert L. Phillips(4)	51	December 2001
Herb C. Pinder, Jr.(4)	55	July 1998
Adrian B. Ryans(3)	57	December 2001
David Shaw(3)	66	December 1999
John B. Zaozirny(4)	55	July 1997
Opinder (Tom) Gill(2)	42	February 1998
Michael K. Longinotti	45	October 2000

(1)	Mr. Bakshi is a co-founder of the Company and in April 1996 assumed the office of Chief Executive Officer and President. He assumed the office of Chairman in June 1996.

(2)	Previously, Chief Financial Officer and Chief Operating Officer until October 2000.

(3)	Member of Audit Committee.

(4)	Member of the Governance & Compensation Committee.

     All of the Directors are ordinarily residents of Canada.

     R.K. (Rob) Bakshi has been Chairman of the Board since June 1996, our Chief Executive Officer since April 1996, our President since April 1996, and a director since August 1996. Mr. Bakshi holds a Bachelor Degree in Business Administration and Computer Science from Simon Fraser University.

     Opinder (Tom) Gill, employed by us since 1995, has been Chief Operating Officer since February 1998 and was Chief Financial Officer from 1998 to October 2000. Mr. Gill has a Chartered Management Accountant designation as well as a Diploma in Operations Management.

     Michael K. Longinotti has been Chief Financial Officer since October 2000 and our Secretary since October 2000. Mr. Longinotti holds Bachelor of Science degrees in Geology and in Environmental Science from Washington State University and a Bachelor of Arts degree in Business Administration from the University of Washington. Prior to joining us, he held the position of Treasurer and Comptroller with Cominco Ltd.

     John B. Zaozirny has served as a director since July 1997. Mr. Zaozirny is counsel to the law firm McCarthy Tétrault LLP, was designated a Queen’s Counsel in the Province of Alberta in 1984, holds a Bachelor of Commerce degree from the University of Calgary, Bachelor of Law degree and a Masters of Law degree from the University of London. In addition to Silent Witness, Mr. Zaozirny is a director of the following public companies: Acetex Corporation, Canadian Oil Sands Trust, Computer Modelling Group Ltd., Fording Inc., IPSCO Inc., Matrikon Inc., Middlefield Bancorp Ltd., Pengrowth Energy Inc., Provident Energy Ltd., and Ravenwood Resources Inc.

     Herb C. Pinder, Jr. has served as a director since July 1998. Mr. Pinder is President of Goal Group of Companies. He holds a Bachelor of Arts degree from the University of Saskatchewan, Bachelor of Law degree from the University of Manitoba and an MBA from Harvard University Graduate School of Business. In addition to Silent Witness, Mr. Pinder is a director of Navigo Energy Inc.

     David Shaw has served as a director since December 1999. Prior to his retirement in June 2000, Mr. Shaw was Professor and a former Associate Dean at The University of Western Ontario, Richard Ivey School of Business as well as Director, Institute of Entrepreneurship, Innovation and Growth, Richard Ivey School of Business. Professor Shaw is a director of MRS Trust Company, a wholly-owned subsidiary of Investors Group Inc.

     Paul Mirabelle has served as a director since January 2001. Mr. Mirabelle is Executive Vice President, Business Transformation for Telus Corporation. He holds a Bachelor of Law degree and Masters Degree in Business Administration from the University of Western Ontario.

     Adrian Ryans has served as a director since December 2001. Mr. Ryans is President, Adrian B. Ryans & Associates Ltd. From 1981 to 2001, Mr. Ryans was Professor of Business Administration and Former Dean of the Richard Ivey School of Business.

     Bob Phillips has served as a director since December 2001. Mr. Phillips is President and Chief Executive Officer for the BCR Group of Companies (railroad transportation and marine terminalling operations). In addition to Silent Witness, Mr. Phillips is a director of the following public companies: EPCOR, Inc., Tikal Resources Corp., Axia NetMedia Corporation, Realm Group Inc., and Maya Gold Limited.

     None of our Directors or Executive Officers have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority he may have had or of any corporation of which he was a director or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any of them or any corporation of which he was an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or any felony.

     There are no other arrangements or understandings between any two or more directors or Executive Officers, pursuant to which any of our Directors were elected or nominated as a Director or Executive Officer. There are no family relationships between any of our directors or Executive Officers.

Board Committees

     The Board of Directors currently has two standing committees: the Audit Committee and the Governance and Compensation Committee.

Audit Committee

     The members of our Audit Committee in Fiscal 2002 were Messrs. David Shaw, (Chairman), Paul Mirabelle and Adrian Ryans (each of whom is an independent director). That committee is responsible for reviewing our financial reporting procedures, internal controls and the performance of our external auditors. The Committee also reviews quarterly financial statements and makes inquiries of management regarding the financial information and managements’ discussion and analysis prior to public release. In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board of Directors and is available for consultation by management or our Auditors. In Fiscal 2000, the Board of Directors requested that the Audit Committee also oversee certain ongoing litigation initiated by certain former officers of the Company against the Company and its President and

Chief Executive Officer and by the Company against its insurers, which actions were subsequently settled. The Audit Committee met six times during Fiscal 2002.

Governance and Compensation Committee

     In Fiscal 2002, the Governance and Compensation Committee of the Board of Directors was composed of Messrs. Herb Pinder (Chairman), Robert Phillips and John Zaozirny, each of whom is an “unrelated” director. That committee is responsible for making recommendations to the Board of Directors with respect to developments in the area of corporate governance, the practices of the Board, appropriate candidates for nomination to the Board, and for evaluating the performance of our Board. This Committee is also responsible for compensation matters concerning our senior officers. The Committee held three meetings in Fiscal 2002.

Compensation of Directors and Officers

     The following table is a summary of compensation of our Executive Officers and Directors during Fiscal 2002.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Awards	Payouts

					Securities
				Other	Under	Restricted
				Annual	Options/	Shares or		All other
Name and Principal	Fiscal			Compen-	SARs(1)	Share	LTIP(2)	Compen-
Position	Year	Salary	Bonus	sation	Granted	units	Payouts	sation

		$	$	$	(#)	($)	($)	($)
R.K. Bakshi, Chief Executive Officer	2002	270,000	97,155	9,596	37,500 (3)	—	—	—
Paul Mirabelle	2002	—	—	—	—	—	—	18,000
Robert Phillips	2002	—	—	—	25,000 (3)	—	—	10,235
Herb C. Pinder	2002	—	—	—	10,000 (4)	—	—	18,000
Adrian Ryans	2002	—	—	—	25,000 (3)	—	—	10,235
David Shaw	2002	—	—	—	—	—	—	21,000
John B. Zaozirny	2002	—	—	—	10,000 (4)	—	714,250	19,500
T. Gill, Chief
Operating Officer	2002	185,000	51,816	—	11,250 (4)	—	693,750	—
M.K. Longinotti, Chief Financial Officer	2002	155,000	34,544	—	—	—	—	—

(1)	“SARs” means share appreciation rights.

(2)	“LTIP” means long-term incentive plan. Figures in this column represent the aggregate value realized, before tax, upon the exercise of previously granted stock options.

(3)	Represents Stock options under our Long Term Share Compensation Plan which may only be settled with Shares previously repurchased and held by the Company.

(4)	Represents SARs which may only be settled in cash or with Shares previously repurchased and held by the Company, at the Option of the director or officer.

Option/SAR Grants During the Most Recently
Completed Fiscal Year

					Market Value
			% of Total		of Securities
			Options/SARs		Underlying
	Securities Under		Granted to	Exercise	Options/SARs
	Options/SARs		Employees in	or Base	on the Date
Name	Granted		Financial Year	Price	of Grant	Expiration Date

	(#)			($/Security)	($/Security)

R.K. Bakshi Chief Executive Officer	37,500	(1)	31%	12.25	12.10	10/12/06
Paul Mirabelle	—		—	—	—	—
Robert Phillips	25,000	(1)	20%	11.65	11.65	12/10/06
Herb C. Pinder	10,000	(2)	8%	12.25	12.10	10/12/06
Adrian Ryans	25,000	(1)	20%	11.65	11.65	12/10/06
David Shaw	—		—	—	—	—
John B. Zaozirny	10,000	(2)	8%	12.25	12.10	10/12/06
T. Gill Chief Operating Officer	11,250	(2)	9%	12.25	12.10	10/12/06
M.K. Longinotti Chief Financial Officer	—		—	—	—	—

(1)	Stock options which may only be settled with shares previously repurchased and held by the Company.

(2)	SARs which may only be settled in cash or with shares previously repurchased and held by the Company, at the option of the employee.

     We have no plans or arrangements in respect of remuneration received or that may be received by our Executive Officers in Fiscal 2002 to compensate them in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control (other than the automatic vesting of unvested stock options or SARs upon a change of control).

     No Executive Officer or Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all Executive Officers and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of all such compensation.

     Except for our Long Term Share Compensation Plan, the Management Incentive Plan (discussed below) and the RSP Plan (discussed below), we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or Executive Officers.

     Our Executive Officers participate in a Management Incentive Program with our other senior employees. To achieve an incentive cash bonus certain minimum pre-determined Company-wide revenue and profit targets and annually established personal goals must be achieved. The Compensation Committee of the Board of Directors has set the executive officers’ compensation such that between approximately 34% and 45% of the total annual expected cash compensation is incentive compensation, and 75% of the incentive compensation is dependent upon meeting the annual revenue and profit objectives. In Fiscal 2002, the lower range of the established revenue target was met and the established profit target was not met and therefore an appropriate reduction of the cash incentive compensation was made for each of our senior executives.

     Beginning January 1, 2001, we instituted a matching program for our sponsored Registered Retirement Savings Plan. We pay in January of each year the equivalent of $1.00 for each dollar contributed by eligible employees enrolled in the Plan up to a maximum of 3% of the employee’s base salary (4% after two years of participation in the Plan). Executive Officers are eligible to participate in the this Plan.

     During Fiscal 2002, we paid each director a retainer of $12,000 per year and $500 per meeting of the Board or any committee they attended. In addition, the Chairman of any committee was paid an additional retainer of $2,000 per year.

     We have no other arrangements, standard or otherwise, pursuant to which directors are compensated for their services as directors, or for committee participation, involvement in special assignments of, for services as consultants or experts during the most recently completed financial year.

Employees

     At the end of Fiscal 2002, we had approximately 165 employees, over 90% of whom were engaged in sales and marketing, engineering and operations. We also have several contract employees. None of our employees are represented by labor unions or collective bargaining agreements. We believe that our relationship with our employees is good.

Share Ownership

     Set out below is information concerning the ownership and control of voting securities by our Directors and Executive Officers.

Shareholdings of Directors and Executive Officers
As of July 31, 2002

		Amount and Nature
		of Beneficial	Percent of
Title of Class	Name of Beneficial Owner	Ownership	Class(9)

Common	R. K. (Rob) Bakshi(1)	549,836	6.9
Common	Tom Gill(2)	104,200	1.3
Common	Michael K. Longinotti(3)	84,500	1.1
Common	John B. Zaozirny(4)	43,700	*
Common	Paul Mirabelle(5)	25,000	*
Common	Herb C. Pinder(6)	90,600	1.1
Common	David Shaw(7)	26,400	*
Common	Adrian Ryans(8)	25,500	*
Common	Robert Phillips(8)	27,000	*
Total Directors/Officers As a Group (9 persons)		976,736	10.1%

(1)	Includes 325,000 shares issuable upon exercise of stock options (262,500 exercisable)**

(2)	Includes 22,500 shares issuable upon exercise of stock options (3,750 exercisable)**

(3)	Includes 75000 shares issuable upon exercise of stock options (50,000 exercisable)**

(4)	Includes 10,000 shares issuable upon exercise of SARS (none exercisable)**

(5)	Includes 25,000 shares issuable upon exercise of stock options (8,333 exercisable)**

(6)	Includes 85,000 shares issuable upon exercise of stock options (75,000 exercisable)**

(7)	Includes 25,000 shares issuable upon exercise of stock options (8,333 exercisable)**

(8)	Includes 25,000 shares issuable upon exercise of stock options (none exercisable)**

(9)	Based on 8,012,441 shares outstanding as at July 31, 2002 and stock options exercisable within 60 days held by each beneficial owner

*	Indicates that the beneficial ownership of the holder is less than 1 percent.

**	Exercisable as of September 30, 2002.

     We are not a party to nor are we aware of any arrangements or agreements, the operation of which would result in a change of control of the Company.

Long-Term Share Compensation Plan

     Pursuant to our Long Term Share Compensation Plan (the “LT Plan”), the Board of Directors is authorized, in its discretion, to grant options to purchase Common Shares, Stock Appreciation Rights (SARs), Deferred Stock Units and other Awards (as defined in the LT Plan) to directors, officers and employees of the Company and our subsidiaries.

     Options, SARs and other Awards granted under the LT Plan are not transferable by the holder other than by will or the laws of descent and distribution, and each Award is exercisable during the lifetime of and only by such holder. The exercise price of all options and the base price of all SARs granted under the LT Plan is determined in accordance with guidelines of The Toronto Stock Exchange and reflects the fair market value of the Common Shares preceding the grant of such Award.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     We are not aware of any person or company which beneficially owns or exercises control or direction over 10% or more of our outstanding voting securities. Under Canadian securities regulations, shareholders are required to publically disclose their holdings if they beneficially own 10% or more of our outstanding voting securities. We are not aware of any person or company which beneficially owns or controls over 5% of our outstanding voting securities except Mr. Bakshi, although there may be others of which we are not aware. Our major shareholders do not have voting rights with respect to their Common Shares which are different than the rights of any other holders of our Common Shares. We are not controlled directly or indirectly by another corporation or by any foreign government.

     As of July 31, 2002, we estimate that the percentage of our outstanding Common Shares held by residents of the United States is approximately 15%, held by over 500 holders. However, given that a large portion of the Common Shares are held through depositories and intermediaries, these figures may be inaccurate.

Related Party Transactions

     During Fiscal 2002, 2001 and 2000, a company owned by a relative of Mr. Bakshi, our President and Chief Executive Officer, received $45,772, $35,480, and $24,280 respectively, for providing janitorial services and $97,181, $135,054, and $367,213 for customized wiring harness subassembly work.

     Other than as disclosed herein, there have been no related party transactions since July 31, 1998 or proposed transactions, which have materially affected or will materially affect the Company.

     During Fiscal 2001, $72,092 was lent to Mr. Bakshi for legal expenses related to the lawsuits initiated against him and the Company by certain former employees and officers and for claims initiated by Mr. Bakshi and the Company against its insurance carrier. All amounts were repaid during Fiscal 2001.

     Other than as disclosed above, none of our directors or officers and none of their associates have been indebted to the Company or its subsidiaries at any time during the last three Fiscal years.

Item 8. Financial Information

     To aid you in your analysis, we are providing the selected consolidated statement of operations data for the fiscal years ended July 31, 2000, 2001 and 2002. These figures are derived from our audited consolidated financial statements included elsewhere in this Annual Report.

     When you read the following selected consolidated financial data it is important that you also read the section of the Annual Report entitled “Operating and Financial Review and Prospects,” in the Financial Statements and related Notes appearing elsewhere in this Annual Report.

	Year Ended July 31

Consolidated Statements of Operations Data:	2002	2001	2000

	(dollars in thousands, except per share data)

Revenues	$57,954	$40,041	$39,877
Cost of revenues	33,398	19,154	19,985

Gross Profit	24,556	20,887	19,892

Operating expenses:
Sales and marketing	8,421	5,619	5,296
Research and development	3,826	2,522	2,113
General and administrative	4,425	3,662	3,286
Amortization and tangible assets	3,215	1,262	683
Service	1,093	669	703
Gyyr integration costs	2,502	—	—
Foreign currency gain	(623)	(483)	(443)

Total operating expenses	22,859	13,251	11,638

Income from operations	1,697	7,636	8,254

Non-operating income (expense):
Interest income (expense)	(138)	345	356
Other income	—	710	—

Total non-operating income (expense), net	(138)	1,055	356

Net income before income tax benefit	1,559	8,691	8,610
Income tax expense	455	3,394	3,520

Net income	$1,104	$5,297	$5,090

Basic net earnings per share	$0.16	$0.86	$0.80
Diluted net earnings per share	0.15	0.80	0.75
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,391	$5,570	$5,612
Working capital	22,437	15,442	13,362
Total assets	43,779	25,170	21,204
Long-term obligations	368	—	—
Total liabilities	8,286	4,299	4,431
Preferred stock	—	—	—
Total shareholders’ equity	35,493	20,871	16,773

(1)	During the Fiscal 2001, we retroactively adopted the recommendations in the revised Canadian Institute of Chartered Accountants Accounting Standard, Section 3500 – Earnings Per Share. Previously, basic earnings per share (“EPS”) was calculated based on the weighted average number of shares outstanding during the year which excluded shares repurchased and held by us. Diluted EPS was calculated based on basic EPS adjusted for the dilutive effect of the potential exercise of outstanding stock options and warrants. The new standard requires that diluted earnings per share be calculated using the treasury stock method. Under this method, funds obtained by us from the exercise of outstanding warrants and options must be considered to have been used to purchase our Common Share at the average market price during the period.

As a result of the retroactive adoption of Section 3500, diluted earnings per share has been recalculated for the years ending July 31, 2000 and July 31, 1999, resulting in no change for the year ending July 31, 2000 and an increase in diluted earnings per year for July 31, 1999 from $0.65 to $0.66.

Item 9. The Offer and Listing

     Our Common Shares began trading on The Toronto Stock Exchange on July 16, 1998 under the trading symbol “SWE”. On March 29, 1999 our Common Shares began trading on the NASDAQ SmallCap Market under the symbol “SILW”. From 1987 to 1998, our Common Shares were also traded on the Vancouver Stock Exchange (which became the TSX Venture Exchange). Our Common Shares are not registered to trade in the United States in the form of American Depository Receipts (ADR’s) or other similar certificates.

     The following tables lists the high and low trading prices on The Toronto Stock Exchange and the NASDAQ SmallCap Market for our Common Shares for the periods noted. The closing trading price of the Common Shares on July 31, 2002 on the TSX was $9.25 and on NASDAQ was $5.86 (USD).

	Toronto Stock Exchange		Nasdaq SmallCap
	(CDN $)		Market (US $)
Fiscal Year
Ended	High	Low	High		Low

July 2002	14.00	8.20	9.50		4.89
July 2001	11.25	7.00	7.42		4.75
July 2000	14.50	7.25	9.66		4.75
July 1999	14.75	4.25	10.63	(1)	6.50	(1)
July 1998	6.35	6.00

(1)	From March 29, 1999 to July 31, 1999

	Toronto Stock Exchange		Nasdaq SmallCap
	(CDN $)		Market (US $)

Quarter Ended	High	Low	High	Low

July 2002	10.30	8.20	6.55	5.16
April 2002	12.70	9.90	7.97	6.25
January 2002	13.01	11.28	8.15	7.15
October 2001	14.00	9.00	9.50	6.01
July 2001	11.25	9.02	7.42	5.96
April 2001	11.25	9.00	7.25	5.63
January 2001	11.00	7.00	7.25	4.75
October 2000	8.25	7.70	5.59	5.00

	Toronto Stock Exchange		Nasdaq SmallCap
	(CDN $)		Market (US $)

Month Ended	High	Low	High	Low

July 2002	10.25	8.20	6.83	5.16
June 2002	10.30	8.85	6.72	5.70
May 2002	10.20	8.80	6.55	5.74
April 2002	11.95	9.90	7.50	6.25
March 2002	12.20	11.25	7.78	7.00
February 2002	12.70	11.96	7.97	7.51

Item 10. Additional Information

Share Capital

     Our authorized capital consists of 100,000,000 Common Shares, without par value and 10,000,000 Preferred Shares, without par value, issuable in series.

Common Shares

     The Directors may by resolution, and without further act of the shareholders, issue additional Common Shares from our authorized capital. All of our Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in the net assets on liquidation. Holders of Common Shares are entitled to one vote for each share held of record on all matters to be acted on by the shareholders. Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available for the payment of a dividend. Our Articles of Association do not require us to declare dividends. Once a dividend is declared, it becomes a debt obligation of the Company to pay the amount to the registered holder of the shares on which such dividend was declared.

     Upon liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities.

     No Common Shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase of cancellation, surrender, or sinking or purchase funds attached to our outstanding Common Shares.

     We may, by resolution of our Board of Directors, purchase any of our issued shares. Those shares may be held by us and resold or may be cancelled. To the extent we have re-purchased but not cancelled any of our outstanding Common Shares, we may not vote or pay or make any dividend or other distribution in respect of such Common Shares.

Preferred Shares

     Under the terms of the Preferred Shares, the Board may, by resolution and without further act of the shareholders of the Company, attach special rights and restrictions to any series of Preferred Shares. These rights and restrictions may include preference with respect to the liquidation or winding-up, conversion or exchange but, except as provided for under the Company Act (British Columbia) such shares will not be entitled to vote.

     In 1996, we issued 320,000 Series A Convertible Redeemable Preferred Shares. All of those Preferred Shares have since been converted to Common Shares. Our Articles have been amended to delete the Series A Preferred Shares. There are presently no Preferred Shares issued and outstanding.

Alteration of Share Rights and Other Corporate Action

     Our Memorandum and Articles were amended on May 31, 1995 to designate and create the Preferred Shares. Since that time, several amendments have been made to the special rights and restrictions attached to the Preferred Shares. Copies of the Memorandum and Articles, as amended, are available from the Secretary of the Company, on request.

     Provisions for the modification, amendment or variation of shareholder rights are contained in the Company Act (British Columbia) and our Memorandum and Articles. Unless the Company Act (British Columbia) or the Company’s Articles or Memorandum otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an “ordinary resolution”, namely a vote of a majority of the votes represented at the shareholders’ meeting called for that purpose.

     The Company Act (British Columbia) contains provisions which require a “special resolution” for certain corporate actions, requiring the affirmative vote of three-quarters of shareholders attending a meeting called for that purpose, rather than a simple majority. Corporate actions that require a special resolution include transferring the Company’s jurisdiction from British Columbia to another jurisdiction, giving financial assistance under certain circumstances, certain conflicts of interest involving directors, disposing of all or substantially all of our assets or undertaking, removing a director before the expiration of his term of office, certain alterations of share capital (but not including an increase in the authorized capital), changing the Company’s name, and an amalgamation, arrangement, liquidation or reorganization of the Company.

Memorandum and Articles of Association of the Company

     The Company was incorporated under the Company Act (British Columbia) under incorporation number 312777.

     The Memorandum and Articles of Association of the Company do not contain any limitation on the Company’s objects or purposes.

     The following is a summary of certain provisions of the Memorandum and Articles:

Director’s Responsibility in Matters in which a Director is Materially Interested

     The Company Act (British Columbia) requires that every director of a company who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company must disclose the nature and extent of the director’s interest at a meeting of directors. However, a director is deemed not to be interested or to have been interested at any time in a proposed contract or transaction where (a) if the proposed contract or transaction relates to a loan to the Company, the director or a specified corporation or specified firm in which the director has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan, (b) if the proposed contract or transaction has been or will be made with or for the benefit of an affiliated corporation, the director is a director or officer of that corporation, (c) the proposed contract or transaction relates to an indemnity in favour of or for insurance purchased for the benefit of the directors, subject to certain restrictions as contemplated under the Company Act (British Columbia), or (d) the proposed contract or transaction relates to the remuneration of a director in that capacity.

     Every director who has a disclosable interest, must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless the director has disclosed his or her interest as required under the Company Act (British Columbia), the proposed contract or transaction is approved by the directors after his or her disclosure and the interested director abstains from voting on the approval of the proposed contract or transaction. If the foregoing disclosure and abstention is not complied with, an interested director may not have to account for any profit made if the contract or transaction was reasonable and fair to the Company at the time it was entered into and, after full disclosure of the nature and extent of his or her interest, it is approved by special resolution of the shareholders of the Company. A director having a disclosable interest as referred to above may be counted in the quorum at a meeting of directors at which the proposed contract or transaction is approved.

     Under the Articles of the Company, a director of the Company may be or become a director, officer or shareholder of, or otherwise interested in, any corporation promoted by us or in which we are interested, as a shareholder or otherwise or any corporation which is a shareholder of or otherwise, interested in the Company, and will not be liable to account to the Company for any remuneration or other benefit received by him or her as a director or officer of, or from his interest in, such other corporation. Under the Articles, a director may hold any office or place of profit with us in conjunction with his directorship for such period and on such arrangement as to remuneration and otherwise as the directors may determine, and no director or proposed director is disqualified by that relationship from contracting with us either with regard to the tenure of the other office or place of profit, or as vendor, purchaser or otherwise, nor is a director so contracting or being so interested liable to account to us for any profit realized by any such arrangement or contract by reason only that the director holds that office or because of the resulting fiduciary relationship.

     Under the Company Act (British Columbia) and the Articles of the Company, the directors may, despite the absence of an independent quorum, vote to approve compensation for their services as directors.

Borrowing Powers under the Articles of the Company

     The Board of Directors may, from time to time, at their discretion authorize the Company to borrow any sum of money. They may secure the repayment of that sum or the performance of any other obligation of the Company in such manner and upon such terms and conditions in all respects as the Board thinks fit. This would include the issue of bonds, debentures or other instruments, or any mortgage or charge, whether specific or floating, or other security on the undertaking of the whole or any part of our property or assets, both present and future.

Retirement of Directors under Age Limited Requirements

     The Articles do not require our directors to retire at any particular age.

Share Qualification

     The Articles do not require our directors to hold shares of the Company in order to be qualified to act as a director.

General Meetings of Shareholders

     We are required to hold an Annual General Meeting of shareholders at least once every calendar year at such time or place determined by the directors, but not later than 13 months after the last Annual General Meeting. At the Annual General Meeting the shareholders are entitled to elect our independent Auditor, fix the Auditor’s remuneration, determine the number of directors and elect the directors to hold office commencing on the termination of that meeting. Our directors are deemed to retire at each Annual General Meeting. A director retiring at an Annual General Meeting is eligible for re-election. The office of a director will terminate on his death, resignation, removal from office as provided in the Company Act (British Columbia), on ceasing to be qualified to act as a director under the Company Act (British Columbia) or on the adjournment or termination of the Annual General Meeting where the director is not elected or re-elected.

     A special meeting of the shareholders may be called at any time by the Board or in accordance with an order of a court of competent jurisdiction. Our directors must also give notice of a general meeting of shareholders upon receipt of a valid requisition of one or more shareholders holding in the aggregate not less than 1\20th of the issued shares of the Company.

     Under the Company Act (British Columbia), at least 21 days notice of any general meeting of shareholders must be given specifying the place, time and business to be considered at the meeting.

     Unless a quorum is present at the commencement of the meeting, no business may be transacted other than the election of the Chairman or the adjournment or termination of a meeting of shareholders unless a quorum is present at the commencement of the meeting. The quorum for transaction of business at a general meeting of shareholders is two individuals present at the commencement of the meeting holding or representing by proxy not less than 1\10th of the votes eligible to be cast at the meeting. All shareholders or validly appointed proxyholders are entitled to attend, speak and vote at a general meeting of shareholders.

Dividends

     We have not declared any dividends on our Common Shares and we do not anticipate that we will do so in the foreseeable future. During Fiscal 1998 and Fiscal 1997, we paid dividends in the amount of $12,694 and $36,764 on our Series A Preferred Shares.

     Our present policy is to retain future earnings for use in our operations and to expand our business.

Material Contracts

     Effective September 12, 2001, we purchased for approximately $15.5 million substantially all of the CCTV products and related products including analog and digital recording technologies, multiplexers and quadsplitters of Gyyr, Inc. Details of that acquisition can be found elsewhere in this Annual Report under the heading “Information on the Company”.

Exchange Controls and Other Limitations Affecting Security Holders

     There are no laws or government decrees or regulations in Canada that restrict the export or import of capital, or affects the remittance of dividends, interest or other payment to a non-resident holder of

Common Shares, other than with respect to potential income tax issues arising in connection with such investment. See “Taxation” below.

     There is no limitation imposed by Canadian law or by the Memorandum or Articles of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act (Canada) (the “Investment Act”), as amended by an Act to implement the Agreement establishing the World Trade Organization (Canada) (the “WTO Implementation Act”). The following summarizes the principal features of the Investment Act for non-residents who propose to acquire Common Shares.

Investment Canada Act

     Under the Investment Act, an investment by an individual, a government or an agency thereof or an entity that is not a “Canadian” (as defined in the Investment Act) (a “non-Canadian”) may be subject to certain notification requirements or review by the Minister responsible for the administration of the Investment Act (the “Minister”). Except as set forth below, an investment in Common Shares by a non-Canadian would be reviewable under the Investment Act if (i) such investment constitutes an acquisition of direct control of the Company where the value of the assets of the Company, as at the end of the Company’s last completed Fiscal year, is at least five million dollars, or an acquisition of indirect control of the Company where the value of the assets of the Company, as at the end of our last completed Fiscal year, is at least fifty million dollars, or (ii) the Federal cabinet is of the opinion that an investment that constitutes an acquisition of control is related to Canada’s cultural heritage or national identity. All investments subject to review require that the Minister be satisfied that the investment is likely to be of net benefit to Canada.

     Under the WTO Implementation Act, an investment made by a WTO Investor (as defined in the Investment Act) (a “WTO Investor”) in common shares would be reviewable under the Investment Act if such investment constitutes an acquisition of direct control of the Company and the value of the assets of the Company, as at the end of our last completed Fiscal year, is at least $209 million. An indirect acquisition of control by a WTO Investor is no longer subject to review.

     The Investment Act states that a non-Canadian will acquire control or will be deemed to acquire control if they acquire a majority of our outstanding Common Shares. An acquisition of less than a majority but more than one-third of the Common Shares will be presumed to be an acquisition of control unless it can be established that, upon the acquisition, we are not in fact controlled by the acquiror through the ownership of Common Shares.

     The notification requirements which would be applicable in the event of an acquisition of control not otherwise subject to review require the investor to supply certain information concerning their investment. However, the Federal cabinet retains the right to require the review of any such proposed investment that is related to cultural heritage and national identity if, within a specified period, the Federal cabinet considers it in the public interest on the recommendation of the Minister to issue an order for such a review.

     In certain limited circumstances transactions are exempt from both the review and notification requirements of the Investment Act, including the acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities.

Taxation

     The tax consequences to any particular holder of our Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

     This summary is not exhaustive of all possible income tax consequences. The following discussion of the Canadian tax consequences of an investment in our Common Shares is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Common Shares and no opinion or representation with respect to the income tax consequences to any such holder or prospective holder is made. You should consult your own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares.

     A holder of the Common Shares who resides in the United States will not be subject to tax under the Income Tax Act (Canada) on capital gains realized on the disposition of such Common Shares unless they are deemed to be “taxable Canadian property”. Common Shares will be deemed to be taxable Canadian property if they are used by the non-resident holder in carrying on a business in Canada or if, at any time during the five year period immediately preceding the disposition, they alone or as part of a group held 25% or more of the our outstanding securities of any class. If deemed to be “taxable Canadian property” to shareholders residing in the United States, any resulting capital gain which may be realized on the disposition of such shares which would otherwise be subject to tax in Canada, will be exempt from tax in Canada under the tax treaty between Canada and the United States, provided that the shares do not form part of the business property of a permanent establishment or fixed base through which the United States shareholder carries on business or performs independent personal services in Canada.

     Dividends paid on our Common Shares to shareholders residing in the United States will be subject to Canadian withholding tax. Under the tax treaty between Canada and the United States, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada, and who are beneficial owners of at least 10% of our voting shares. A withholding rate of 15% is applicable to corporations and to individuals resident in the United States, who do not have a permanent establishment in Canada, and who beneficially own less than 10% of our voting shares.

Additional Information

     Additional information, including directors’ and Executive Officers’ remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, among other information, is contained in our Information Circular dated November 4, 2002 filed in connection with the meeting of shareholders to be held December 9, 2002, a copy of which Circular is incorporated by reference and attached to this Annual Report.

     Additional financial information is included in our financial statements for Fiscal 2001 and Fiscal 2000, together with the notes thereto and the Auditors’ reports on those statements, copies of which are attached to this Annual Report.

     A copy of our 2002 Report to Shareholders and other documents referred to herein, as well as a copy of this Annual Information Form/Form 20-F Annual Report may be obtained without charge by written request to the Secretary of the Company.

     A copy of this Annual Information Form/Form 20-F Annual Report and certain other documents referred to in this Annual Report may also be retrieved from the system for electronic document analysis and retrieval (“SEDAR”) system maintained by the Canadian securities regulatory authorities at www.sedar.ca.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Business Risks

     Information regarding the business risks facing us can be found under the headings “Risk Factors” and “Information about the Company” elsewhere in this Annual Report.

Foreign Exchange Risks and Inflation

     We generate approximately 90% of our revenues in US dollars. We record U.S. dollar denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars based on spot rates for the U.S. dollar at the end of each month due to the weakening Canadian dollar in Fiscal 2000. We had a pre-tax foreign exchange gain of $623,231 in Fiscal 2002. To date, we have not engaged in any currency hedging to minimize the effects of these gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that most of the components, raw material and services we purchase are denominated in U.S. dollars. We estimate that each one cent decrease in the value of the Canadian dollar compared to the U.S. dollar results in an earnings per share change of CAD $0.01 per share.

     We do not hold, and have not entered into any market risk sensitive instruments for trading purposes.

     Inflation and other changes in prices have not had a material effect on our operations or results.

Item 12. Description of Securities other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividends, Arrearages and Delinquencies

     There have been no material defaults in the payment of principal, interest, any sinking or purchase fund instalment or other material default with respect to any indebtedness of the Company or its consolidated subsidiaries.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Shareholder Rights Plan

     We adopted a Shareholder Rights Plan on December 16, 1999 (the “Rights Plan”). The purpose of the Rights Plan is not to prevent a take-over bid or acquisition of control of the Company but to ensure that there will be an adequate opportunity to respond to such a situation in the best interests of the shareholders and that shareholders will have the right to receive full and fair value for their Common Shares and will not be subject to abusive or coercive take-over strategies. The Rights Plan is intended to provide adequate time for shareholders and the Board to properly assess and evaluate a bid and its effects without undue pressure and to allow competing bids to emerge.

     While the Rights Plan is intended to regulate certain aspects of any take-over bid made for our Common Shares, it is not intended to deter a bona fide attempt to acquire control of the Company if the offer is made fairly. The Rights Plan encourages a potential acquiror to proceed with the concurrence of the Board or by way of a “Permitted Bid” (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis.

     Shareholder rights plans such as the Rights Plan have become common in Canada. Their adoption indicate the general acceptance by public companies, their shareholders and securities regulatory authorities that such plans are an effective means of protecting the interests of shareholders. The absence of such a plan can be a significant detriment to the ability of shareholders to properly assess a bid without undue pressure to tender and the proper functioning of a Board of Directors in responding to a take-over bid. Recent decisions of Canadian securities regulatory authorities relating to shareholder rights plans indicate that a target company’s board will not be permitted to maintain such a shareholder rights plan in place solely to prevent a successful bid, but only so long as the board is actively seeking alternatives to a take-over bid and there is a real and substantial possibility that it can increase shareholder choice and maximize shareholder value.

     When the Rights Plan became operative, as of the close of business on November 12, 1999, one “Right” was issued, without charge, and attached to each Common Share outstanding and will also attach to each Common Share subsequently issued. Eight trading days after the occurrence of a “Flip-In Event” each Right, other than a Right held by an “Acquiring Person”, will entitle the registered holder thereof to purchase from our authorized capital (upon fulfilling the terms of exercise provided in the Rights Plan Agreement, including the payment of the relevant Exercise Price) Common Shares with a value (based on the then prevailing market price) equal to two times the Exercise Price. Effectively, the holder may purchase additional shares at a 50% discount to market. The initial Exercise Price is $60. The Exercise Price will automatically be adjusted to five times the trading price of our Common Shares at the end of each Fiscal quarter if the Exercise Price then in effect is not at least four times such price. The Exercise Price, the number and kind of securities subject to purchase upon exercise of Rights and the number of Rights outstanding are subject to adjustments from time to time to prevent dilution. The Rights are not exercisable until the “Separation Time”.

     The Rights Plan does not preclude the acquisition of up to 20% of our outstanding Common Shares. We recognized that Canadian provincial securities legislation generally applies a 20% threshold to trigger the take-over bid provisions and consequently, adopted that threshold. Unless a person is prepared to limit holdings of Common Shares to the 20% ceiling (subject to certain exempt acquisitions), the acquisition of additional Common Shares must be made pursuant to a Permitted Bid.

     This summary, and the foregoing description of the Rights Plan, is qualified in its entirety by the specific terms as set out in the Rights Plan Agreement, a copy of which is available for inspection by any shareholder, at our head office during normal business hours and available to shareholders upon request to our Corporate Secretary.

     The Rights Plan must be reconfirmed by our shareholders at our 2002 Annual General Meeting to be held December 9, 2002 and if not reconfirmed will terminate and be of no further force or effect.

Item 15. Controls and Procedures

     Not applicable as this Annual Report is filed with respect to a period prior to August 29, 2002.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

     The financial statements required under Item #17 of this Annual Report are attached and found immediately following the text of this Annual Report. The audit report of our independent Auditors, KPMG LLP, Chartered Accountants, is included immediately preceding the audited financial statements.

•	Audited Consolidated Financial Statements

•	Auditor’s Report, dated September 3, 2002

•	Consolidated Balance Sheets at July 31, 2002 and July 31, 2001

•	Consolidated Statements of Earnings for the years ended July 31, 2002, July 31, 2001, and July 31, 2000

•	Consolidated Statements of Retained Earnings for the years ended July 31, 2002, July 31, 2001 and July 31, 2000

•	Consolidated Statements of Cash Flows for the years ended July 31, 2002, July 31, 2001 and July 31, 2000

•	Notes to Consolidated Financial Statements

Item 18.   Financial Statements

     Not applicable.

Item 19.   Exhibits

     The following Exhibits are attached:

1**	Memorandum Articles of Incorporation, as amended.

2**	Asset Purchase Agreement, dated September 12, 2001, between Silent Witness Enterprises, Ltd. and Gyyr, Inc.

3**	Long-Term Share Compensation Plan.

4**	Shareholder Rights Plan Agreement dated as of December 16, 1999 between Silent Witness Enterprises Ltd. And Montreal Trust Company.

5*	Notice of Meeting, Information Circular dated November 4, 2002

6*	Annual Report for Fiscal 2002

*	Filed herewith.

**	Previously filed

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SILENT WITNESS ENTERPRISES LTD.

	By:	/s/ R.K. Bakshi

R.K. (Rob) Bakshi President and Chief Executive Officer
Dated: as of November 6, 2002

CERTIFICATIONS

I, R.K. (Rob) Bakshi, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Silent Witness Enterprises Ltd.;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report.

Dated: as of November 6, 2002

By:	/s/ R.K. (Rob) Bakshi

Name: R.K. (Rob) Bakshi
Title: President and Chief Executive Officer

I, Michael Longinotti, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Silent Witness Enterprises Ltd.;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report.

Dated: as of November 6, 2002

By:	/s/ Michael Longinotti

Name: Michael Longinotti
Title: Chief Financial Officer